Prospectus Supplement                           Filed Pursuant to Rule 424(b)(5)
(to Prospectus dated July 10, 2001)                   Registration No. 033-61115




                                2,000,000 Shares


                                [GRAPHIC OMITTED]







                   PENNSYLVANIA REAL ESTATE INVESTMENT TRUST


                         Shares of Beneficial Interest





   We are offering 2,000,000 of our shares of beneficial interest and the associated rights which we refer to in this prospectus supplement as the "shares." The shares will be listed on the New York Stock Exchange under the symbol "PEI." The last reported sale price of the shares on July 10, 2001 was $24.80 per share.

   Investing in our shares involves risks. See "Risk Factors" beginning on page 1 in the accompanying prospectus.


                                                         Per Share      Total
                                                         ---------   -----------
Public offering price ...............................     $23.00     $46,000,000
Underwriting discount ...............................     $ 0.75     $ 1,500,000
Proceeds to us (before expenses) ....................     $22.25     $44,500,000


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.


   Lehman Brothers may also purchase up to an additional 300,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

   Lehman Brothers expects to deliver the shares against payment in New York, New York on July 16, 2001.





                                LEHMAN BROTHERS


July 10, 2001

                               TABLE OF CONTENTS


                             Prospectus Supplement


Forward Looking Statements ...............................................   S-1
Pennsylvania Real Estate Investment Trust ................................   S-1
Recent Developments ......................................................   S-1
Use of Proceeds ..........................................................   S-3
Capitalization ...........................................................   S-4
Price Range of Shares and Distributions ..................................   S-4
Underwriting .............................................................   S-5
Legal Matters ............................................................   S-6
Experts ..................................................................   S-6

                                 Prospectus
Risk Factors .............................................................     1
Forward Looking Statements ...............................................     7
Pennsylvania Real Estate Investment Trust ................................     7
Use of Proceeds ..........................................................     7
Ratio of Earnings to Fixed Charges .......................................     8
Description of Debt Securities ...........................................     8
Description of Preferred Shares of Beneficial Interest ...................    18
Description of Shares of Beneficial Interest .............................    23
Summary of the Trust Agreement ...........................................    27
Description of Share Warrants ............................................    28
Description of Shareholder Rights ........................................    29
Summary of the Operating Partnership Agreement ...........................    29
Federal Income Tax Considerations ........................................    31
Plan of Distribution .....................................................    37
Legal Matters ............................................................    38
Experts ..................................................................    38
Where You Can Find More Information ......................................    38


   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus supplement is distributed. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of the document. The shares are not being offered in any jurisdiction where the offer is not permitted.

   No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the securities specifically offered by it, but only under circumstances and in jurisdictions where it is lawful to do so.

                           FORWARD LOOKING STATEMENTS


   This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect our management's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include uncertainties affecting real estate businesses generally, the effects of complex regulations relating to our status as a REIT, environmental risks and others, many of which are outside of our control. For more information regarding the risks and uncertainties we face, please see "Risk Factors" beginning on page 1 in the accompanying prospectus. We do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statements set forth in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference to reflect new information, future events or otherwise.

                   PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

   Pennsylvania Real Estate Investment Trust, which is organized as a business trust under Pennsylvania law, is a fully integrated, self-administered and self-managed real estate investment trust, founded in 1960, that acquires, develops, redevelops and operates retail and multifamily properties. We conduct substantially all of our operations through PREIT Associates, L.P., a Delaware limited partnership.

   We own interests in 22 shopping centers containing an aggregate of approximately 10.6 million square feet, 19 multifamily properties containing 7,242 units and four industrial properties with an aggregate of approximately 300,000 square feet. We also own interests in six shopping centers currently under development, which we currently expect to contain an aggregate of approximately 1.6 million square feet upon completion. We cannot assure you that any of the six development properties will be completed successfully.

   We provide management, leasing and development services to 18 retail properties containing approximately 7.5 million square feet, seven office buildings containing approximately 1.9 million square feet and two multifamily properties with approximately 100,000 square feet for affiliated and third-party owners.

   Our principal executive offices are located at The Bellevue, 200 S. Broad Street, Philadelphia, Pennsylvania 19102, telephone: (215) 875-0700.

                              RECENT DEVELOPMENTS


   In January 2001, we created PREIT Services, LLC to develop, manage and lease properties wholly-owned by us. We consolidate the results of PREIT Services and therefore do not incur any management, development or leasing fees for any of our wholly-owned properties that PREIT Services manages or leases.

   On January 1, 2001, we acquired the remaining 5% minority interest in PREIT-RUBIN, Inc. that we did not own, representing all of the voting common stock of PREIT-RUBIN, in exchange for 26,842 of our shares.

   Effective January 1, 2001, we consolidate the results of PREIT-RUBIN which is wholly-owned by PREIT Associates. We also converted PREIT-RUBIN to a taxable REIT subsidiary as defined by federal tax laws, which enables us to offer an expanded menu of services to tenants without jeopardizing our continued qualification as a real estate investment trust. Prior to January 1, 2001, we accounted for PREIT-RUBIN's results using the equity method of accounting. PREIT-RUBIN is responsible for various activities, including management, leasing and real estate development for certain properties in which we are a joint venture partner, for properties owned by third parties and, prior to January 1, 2001, for certain of our properties. PREIT-RUBIN also provides management, leasing and development services for partnerships and other ventures in which certain of our officers and officers of PREIT-RUBIN have either direct or indirect ownership interests.

   The following is a diagram of our structure as of January 1, 2001, which reflects the acquisition by PREIT Associates of the minority interest in PREIT-RUBIN:

                          ----------------------------
                          | Pennsylvania Real Estate |
                          |     Investment Trust     |
                          ----------------------------
                                        |                        --------------
                                        |  87.9%                 |  Minority  |
                                        |             -----------|  Limited   |
                                        |             |   12.1%  |  Partners  |
                                        |             |          --------------
                       -----------------------------------
              ---------|     PREIT ASSOCIATES, L.P.      |----------
              |        -----------------------------------         |
              |                         |                          |
              |                         |                          |
              |                         |                          |
              |                         |                          |
        --------------           -----------------          ---------------
        |   Preit    |           |               |          |   PREIT     |
        |  Services, |           | 52 Properties |          | RUBIN, INC. |
        |     LLC    |           |               |          |  Partners   |
        --------------           -----------------          ---------------

   In January 2001, we refinanced a mortgage secured by our Eagles Nest multifamily property located in Coral Springs, FL. The new mortgage amount is $15 million, has a 10 year term and bears interest at the rate of 7.52% per annum.

   In March 2001, we sold our interest in the Ingleside Center, located in Thorndale, PA, for $5.1 million, of which $0.9 million was used to pay off the mortgage on the property. Our proportionate share of the gain on the sale of the property was approximately $1.8 million.

   In May 2001, we sold a parcel of land at Paxton Towne Center in Harrisburg, PA for $6.3 million. Proceeds from the sale were used to pay down debt. We expect to record a nominal gain on the sale.

   In May 2001, the mortgage on Countrywood Apartments, located in Tampa, FL, in which we own a 50% interest, was refinanced. Our $4.3 million share of the net proceeds was used to pay down debt.

   In June 2001, we entered into agreements to take over the management and leasing operations at two retail properties and one apartment complex. The management and leasing fees under these arrangements will vary based upon the performance of each property; however, we currently expect these fees to aggregate approximately $0.2 million for the remainder of 2001, and approximately $0.7 million in 2002. Starting on July 15, 2001, we will manage, under a three-year agreement, the 837,000 square-foot Harrisburg East Mall, located in Harrisburg, PA and owned by The Prudential Insurance Company of America. Starting on January 1, 2002, we will also manage, under a five-year agreement, the 250,000 square foot Home Depot Plaza, located in Clifton Heights, PA. The Home Depot Plaza is owned by a partnership between Mainard, Inc. and another entity. Two of our trustees are also the principals of Mainard, Inc. In addition, beginning on January 1, 2002, we will manage and lease, pursuant to a five-year agreement, a 233-unit apartment complex located in West Chester, PA, which is owned by a partnership between another entity and us.

   In June 2001, we completed a transaction with the Target Corporation for the sale of eight acres of land at its Florence Commons Shopping Center in Florence, SC, which yielded net proceeds of $2.5 million. We are currently working with Target to support the opening of a Target Store in the second half of 2002, anchoring the redevelopment and expansion of this center.

   We are being impacted by the recent bankruptcies of retail tenants under multi-year lease agreements, including tenants expected to occupy space yet to be constructed, such as Bradlees, Inc. (scheduled to begin occupancy on February 1, 2001 at Northeast Tower Center in Philadelphia, PA) and Lechter's, Inc. (scheduled to begin occupancy on July 1, 2001 at Creekview Shopping Center in Warrington, PA), and existing tenants such as Homeplace, Inc. (ceased paying rent on July 1, 2001 at The Court at Oxford Valley in Langhorne, PA). In addition, confronting the recent challenges of the retail leasing environment, the Company entered into an agreement with JC Penney Company, Inc. to induce them to keep their store open at Prince Georges Plaza in Hyattsville, MD beyond the scheduled expiration of their lease in July 2001.

   The amount of rent and expense reimbursements that we would have received under the four lease agreements as well as the cost of the inducement that we agreed to pay totals approximately $2.2 million in 2001. Although we are actively seeking to re-lease three of these properties as well as pursuing bankruptcy claims, we have not yet secured replacement tenants at any of these properties. For the yet to be constructed spaces, until replacement tenants are secured, we will capitalize certain costs, including interest, and will not incur certain expenses and required capital expenditures in connection with their completion. Because of likely additional development requirements at Creekview Shopping Center and Northeast Tower Center, we currently do not anticipate that, upon re-leasing the available space, replacement tenants will begin occupancy before the beginning of 2002.

                                USE OF PROCEEDS


   After deducting the underwriting discount and commissions and other expenses associated with this offering, we estimate that the net proceeds from the sale of the shares will be approximately $44.2 million. We expect to use these net proceeds to fund our existing development projects and other land and property acquisitions, and to repay up to approximately $28 million of construction loans outstanding, which bear interest at a variable rate based on LIBOR, currently fixed at 5.77%, and mature on September 30, 2001. We expect to use the balance of the net proceeds for other working capital purposes. We may also use some of the net proceeds to repay outstanding indebtedness under our $250 million credit facility, which matures in December 28, 2003, subject to extension in accordance with the terms of the credit agreement. We entered into this credit facility to provide financing of acquisitions and for operations and general business purposes. As of June 30, 2001, our credit facility had an aggregate of $103 million outstanding, bearing interest at a weighted average rate of 7.8% per year.

                                 CAPITALIZATION


   Our capitalization is set forth as of March 31, 2001 in the following table and is shown as adjusted to give effect to the issuance of 2,000,000 shares which we are selling in this offering and the application of the net proceeds from that sale. Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the issuance of up to 300,000 shares which Lehman Brothers has the option to purchase solely to cover over-allotments.


                                                             March 31, 2001
                                                        ------------------------
                                                        Historical   As Adjusted
                                                        ----------   -----------
                                                             (in thousands)
Debt:
   Mortgage Loans Payable...........................     $261,368      $261,368
   Credit Facility..................................      100,500        84,469
   Construction Loans Payable.......................       28,119             -
                                                         --------      --------
      Total debt....................................      389,987       345,837
Minority Interest ..................................       41,133        41,133
Shareholders' equity:
   Shares of Beneficial Interest ($1 Par)...........       13,688        15,688
   Additional Paid in Capital.......................      152,211       194,361
   Restricted Stock.................................       (1,893)       (1,893)
   Accumulated Other Comprehensive Loss.............       (2,316)       (2,316)
   Distributions in Excess of Net Income............      (20,812)      (20,812)
                                                         --------      --------
      Total shareholders' equity....................      140,878       185,028
                                                         --------      --------
      Total capitalization..........................     $571,998      $571,998
                                                         ========      ========


                    PRICE RANGE OF SHARES AND DISTRIBUTIONS

   Our shares began trading on the New York Stock Exchange on November 14, 1997 (ticker symbol: PEI). Before then, our shares were traded on the American
Stock Exchange. The following table presents the high and low sales prices for our shares, as reported by the New York Stock Exchange, and cash distributions paid for the periods indicated:


                                                                 Distributions
1999                                           High      Low         Paid
----                                          ------   ------    -------------
Quarter ended March 31, 1999                  $20.25   $18.56        $0.47
Quarter ended June 30, 1999                   $21.69   $18.56         0.47
Quarter ended September 30, 1999              $21.00   $18.56         0.47
Quarter ended December 31, 1999               $18.88   $14.00         0.47
                                                                     -----
                                                                     $1.88
                                                                     =====



                                                                 Distributions
2000                                           High      Low         Paid
----                                          ------   ------    -------------
Quarter ended March 31, 2000                  $17.25   $14.63        $0.47
Quarter ended June 30, 2000                   $18.50   $16.00         0.47
Quarter ended September 30, 2000              $18.06   $16.88         0.47
Quarter ended December 31, 2000               $19.75   $16.81         0.51
                                                                     -----
                                                                     $1.92
                                                                     =====


                                                                               Distributions
2001                                                         High      Low         Paid
----                                                        ------   ------    -------------
Quarter ended March 31, 2001                                $22.36   $18.94        $0.51
Quarter ended June 30, 2001                                 $24.70   $20.50        $0.51
Quarter ended September 30, 2001 (through July 10, 2001)    $25.05   $24.50        $  --


   The last reported sale price of the shares on July 10, 2001 was $24.80 per share. As of June 30, 2001, there were approximately 1,201 holders of record of our shares.

   We currently anticipate that we will continue to make cash distributions in the future in March, June, September and December of each year; however, our future payment of distributions will be at the discretion of our Board of Trustees and will depend on numerous factors, including our cash flow, financial condition, capital requirements, annual distribution requirements under the real estate investment trust provisions of the Internal Revenue Code and other factors that our Board of Trustees deem relevant.

                                  UNDERWRITING


   Pennsylvania Real Estate Investment Trust has agreed to sell to Lehman Brothers Inc., the underwriter, all 2,000,000 of our shares.

   The underwriting agreement provides that the underwriter's obligation to purchase shares depends on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriter are true, that there is no material change in the financial markets and that we deliver to the underwriter customary closing documents.

   The following table shows the per share and total underwriting discount and commissions that we are required to pay to the underwriter:


                                                          Paid By Us
                                                          ----------
                 Per share                                $     0.75
                 Total (before expenses)                  $1,500,000


   The underwriter has advised us that it proposes to offer the shares directly to the public at the public offering price shown on the cover page of this prospectus supplement, and to dealers, who may include the underwriter, at the public offering price less a selling concession not in excess of $0.75 per share. After the offering, the underwriter may change the offering price and other selling terms.

   We have agreed that, for a period of 90 days after the date of this prospectus supplement, we will not, without the prior written consent of Lehman Brothers Inc., offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any additional shares or securities convertible into or exchangeable or exercisable for any shares. Lehman Brothers Inc. has allowed certain exceptions to these restrictions.

   Our executive officers have agreed that for a period of 90 days from the date of this prospectus supplement they will not, without, in each case, the prior written consent of Lehman Brothers Inc.:

   o offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares or securities convertible into or exchangeable or exercisable for any shares;

   o enter into a transaction that would have the same effect; or

   o enter into any swap or other derivatives transaction that transfers, in whole or in part, any of the economic consequences of ownership of shares, whether any such aforementioned transaction is to be settled by delivery of those shares or other securities, in cash or otherwise.

   The underwriter may engage in over-allotment covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. These financial terms have the following meanings:

   o Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriter.

   o Covering transactions involve purchases of our shares in the open market after the distribution has been completed in order to cover short positions.

   o Penalty bids permit the underwriter to reclaim a selling concession from a broker/dealer when our shares originally sold by such broker/dealer are purchased in a stabilizing transaction or a covering transaction to cover short positions.

   The covering transactions and penalty bids may cause the price of our shares to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

   Lehman Brothers Inc. or its affiliates have engaged, are engaging in and may in the future engage in providing banking, investment banking and/or financial advisory services to us and our affiliates for which they receive customary compensation and expense reimbursement.

   We have agreed to indemnify the underwriter against certain liabilities under the Securities Act of 1933.

   We estimate the expenses associated with this offering to be approximately $350,000.

   Our shares are traded on the NYSE under the symbol "PEI."


                                 LEGAL MATTERS

   Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania, will pass upon the validity of the shares offered by this prospectus supplement and the statements in the accompanying prospectus under "Federal Income Tax Considerations." Sylvan M. Cohen, Chairman of our Board of Trustees and one of our principal shareholders, is of counsel to Drinker Biddle & Reath LLP. Certain legal matters will be passed upon for the underwriter by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

   The financial statements and financial statement schedules incorporated by reference in this prospectus supplement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

PROSPECTUS


                                  $200,000,000

                                [GRAPHIC OMITTED]






                   Pennsylvania Real Estate Investment Trust

                   Debt Securities, Preferred Shares, Shares,
                     Share Warrants and Shareholder Rights



   We may use this prospectus to offer and sell securities from time to time. The types of securities we may sell include:

   o unsecured debt securities;

   o preferred shares of beneficial interest;

   o shares of beneficial interest, $1.00 par value per share, and associated shareholder rights;

   o warrants exercisable for shares; and

   o shareholder rights exercisable for shares.

   The aggregate public offering price of the securities may be up to $200,000,000, or its equivalent based on the exchange rate at the time of sale, in amounts, at prices and on terms to be determined at the time of offering. The debt securities, preferred shares, shares, share warrants and shareholder rights may be offered, separately or together, in separate series, in amounts, at prices and on terms to be described in one or more supplements to this prospectus.

   The specific terms of the securities offered will be provided in the applicable prospectus supplement and will include, where applicable:

   o for debt securities, the specific title, aggregate principal amount, currency, form -- which may be registered or bearer, or certificated or global -- authorized denominations, maturity, rate -- or manner of calculation thereof -- and time of payment of interest, any terms for redemption at our option or repayment at the holder's option, any terms for any sinking fund payments, any terms for conversion into preferred shares or shares, covenants and any initial public offering price;

   o for preferred shares, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price;

   o for shares, any initial public offering price;

   o for share warrants, the specific title and aggregate number, and the issue and exercise price; and

   o for shareholder rights, the date for determining the shareholders entitled to the distribution, aggregate number of shares purchasable, exercise price and date of expiration.

   Consider carefully the Risk Factors beginning on page 1 before deciding to invest in the securities.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is July 10, 2001.

                                  RISK FACTORS


   Before you decide to invest in any of our securities, you should consider carefully the risks described below, together with the information provided in the other parts of this prospectus. Our ability to make expected distributions to shareholders and debt service payments to lenders, as well as our prospects as a whole, could be affected by any or all of these factors or others not mentioned below.

Real Estate Industry

   We face risks associated with local real estate conditions in areas where we own properties

   We may be affected adversely by general economic conditions and local real estate conditions. For example, an oversupply of retail space or apartments in a local area or a decline in the attractiveness of our properties to shoppers, residents or tenants would have a negative effect on us.

   Other factors that may affect general economic conditions or local real estate conditions include:

   o population trends
   o income tax laws
   o availability and costs of financing
   o construction costs
   o weather conditions that may increase or decrease energy costs

   We may be unable to compete with our larger competitors and other alternatives to our portfolio of properties

   The real estate business is highly competitive. We compete for interests in properties with other real estate investors and purchasers, many of whom have greater financial resources, revenues and geographical diversity than we have. Furthermore, we compete for tenants with other property owners. Our apartment properties portfolio competes with providers of other forms of housing, such as single family housing. Competition from single family housing increases when lower interest rates make mortgages more affordable. All of our shopping center and apartment properties are subject to significant local competition. Further, our portfolio of retail properties faces competition from interest-based operations that may be capable of providing lower-cost alternatives to customers.

   We are subject to significant regulation that inhibits our activities

   Local zoning and use laws, environmental statutes and other governmental requirements restrict our expansion, rehabilitation and reconstruction activities. These regulations may prevent us from taking advantage of economic opportunities.

   Legislation such as the Americans with Disabilities Act may require us to modify our properties. Future legislation may impose additional requirements. We cannot predict what requirements may be enacted.

Our Properties

   We face risks that may restrict our ability to develop properties

   There are risks associated with our development activities in addition to those generally associated with the ownership and operation of established shopping centers and multifamily properties. These risks include:

   o expenditure of money and time on projects that may never be completed
   o higher than estimated construction costs
   o late completion because of unexpected delays in zoning approvals, other land use approvals, construction or other factors outside of our control
   o failure to obtain zoning, occupancy or other governmental approvals

   The risks described above are compounded by the fact that we must distribute 90% of our taxable income in order to maintain our qualification as a REIT. As a result of these distribution requirements, new developments are financed primarily through lines of credit or other forms of construction financing. Because we incur debt to finance the developments, our loss could exceed our equity investment in these developments.

   Furthermore, we must acquire and develop suitable high traffic retail sites at costs consistent with the overall economics of the project. Because retail development is extremely competitive, we cannot assure you that we can contract for appropriate sites within our geographic markets.

   Some of our properties are old and in need of maintenance and/or renovation

   Some of the properties in which we have an interest were constructed or last renovated more than 10 years ago. Older properties may generate lower rentals or may require significant capital expense for renovations. More than forty percent of our apartment communities have not been renovated in the last ten years. Some of our apartments lack amenities that are customarily included in modern construction, such as dishwashers, central air conditioning and microwave ovens. Some of our facilities are difficult to lease because they are too large, too small or inappropriately proportioned for today's market. We generally consider renovation of properties when renovation will enhance or maintain the long-term value of our properties.

   We may be unable to successfully integrate and effectively manage the properties we acquire

   Subject to the availability of financing and other considerations, we intend to continue to acquire interests in properties that we believe will be profitable or will enhance the value of our portfolios. Some of these properties may have unknown characteristics or deficiencies. Therefore, it is possible that some properties will be worth less or will generate less revenue than we believe at the time of acquisition. It is also possible that the operating performance of some of our properties will decline.

   To manage our growth effectively, we must successfully integrate new acquisitions. We cannot assure you that we will be able to successfully integrate or effectively manage additional properties.

   When we acquire properties, we also take on other risks, including:

   o financing risks (some of which are described below)
   o the risk that we will not meet anticipated occupancy or rent levels
   o the risk that we will not obtain required zoning, occupancy and other governmental approvals
   o the risk that there will be changes in applicable zoning and land use laws that affect adversely the operation or development of our properties

   We may be unable to renew leases or relet space as leases expire

   When a lease expires, a tenant may refuse to renew it. We may not be able to relet the property on similar terms, if we are able to relet the property at all. We have established an annual budget for renovation and reletting expenses that we believe is reasonable in light of each property's operating history and local market characteristics. This budget, however, may not be sufficient to cover these expenses.

   We have been and may continue to be affected negatively by tenant bankruptcies and leasing delays

   At any time, a tenant may experience a downturn in its business that may weaken its financial condition. As a result, our tenants may delay lease commencement, fail to make rental payments when due, or declare bankruptcy. Any such event could result in the termination of that tenant's lease and material losses to us.

   We receive a substantial portion of our shopping center income as rents under long-term leases. If retail tenants are unable to comply with the terms of their leases because of rising costs or falling sales, we may modify lease terms to allow tenants to pay a lower rental or a smaller share of operating costs and taxes.

   For example, we are being impacted by the recent bankruptcies of retail tenants under multi-year lease agreements, including tenants expected to occupy space yet to be contstructed, such as Bradlees, Inc., which was scheduled to begin occupancy on February 1, 2001 at Northeast Tower Center in Pennsylvania and Lechter's, Inc., which was scheduled to begin occupancy on July 1, 2001 at Creekview Shopping Center in Warrington, Pennsylvania and existing tenants such as Homeplace, Inc., which ceased paying rent on July 1, 2001 at The Court at Oxford Valley in Langhorne, Pennsylvania. In addition, as a result of the weakening economy, we entered into an agreement, which included payment of inducements with JC Penney Company, Inc., to induce them to keep their store open at Prince George's Plaza in Hyattsville, Maryland beyond the scheduled expiration of their lease in July 2001.

   The amount of rent and expense reimbursements that we would have received under the four lease agreements, as well as the cost of the inducement that we agreed to pay, totals approximately $2.2 million in 2001. We have not yet secured replacement tenants at the three vacant properties and do not anticipate that, upon releasing the available space, replacement tenants will begin occupancy at two of these properties before the beginning of 2002. Any additional financial problems encountered by existing or prospective retail tenants at our properties may continue to substantially harm our business.

   We face risks associated with PREIT-RUBIN's management of properties owned by third parties

   PREIT-RUBIN manages a substantial number of properties owned by third parties. Risks associated with the management of properties owned by third parties include:

   o the property owner's termination of the management contract
   o loss of the management contract in connection with a property sale
   o non-renewal of the management contract after expiration
   o renewal of the management contract on terms less favorable than current terms
   o decline in management fees as a result of general real estate market conditions or local market factors

   Coverage under our existing insurance policies may be inadequate to cover losses

   We generally maintain insurance policies related to our business, including casualty, general liability and other policies covering our business operations, employees and assets. However, we would be required to bear all losses that are not adequately covered by insurance. Although we believe that our insurance programs are adequate, we cannot assure you that we will not incur losses in excess of our insurance coverage, or that we will be able to obtain insurance in the future at acceptable levels and reasonable cost.

   We face risks due to lack of geographic diversity

   Most of our properties are located in the eastern United States. A majority of the properties are located either in Pennsylvania or Florida. General economic conditions and local real estate conditions in these geographic regions have a particularly strong effect on us. Other REITs may have a more geographically diverse portfolio and thus may be less susceptible to downturns in one or more regions.

   We face possible environmental liabilities

   Current and former real estate owners and operators may be required by law to investigate and clean up hazardous substances released at the properties they own or operate. They may also be liable to the government or to third parties for substantial property damage, investigation costs and cleanup costs. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs the government incurs in connection with the contamination. Contamination may affect adversely the owner's ability to sell or lease real estate or to borrow with the real estate as collateral.

   From time to time, we respond to inquiries from environmental authorities with respect to properties both currently and formerly owned by us. We cannot assure you of the results of pending investigations, but we do not believe that resolution of these matters will have a material adverse effect on our financial condition or results of operations.

   We have no way of determining at this time the magnitude of any potential liability to which we may be subject arising out of unknown environmental conditions or violations with respect to the properties we formerly owned. Environmental laws today can impose liability on a previous owner or operator of a property that owned or operated the property at a time when hazardous or toxic substances were disposed of, or released from, the property. A conveyance of the property, therefore, does not relieve the owner or operator from liability.

   We are aware of certain environmental matters at some of our properties, including ground water contamination, above-normal radon levels and the presence of asbestos containing materials and lead-based paint. We have, in the past, performed remediation of such environmental matters, and, at December 31, 2000, we are not aware of any significant remaining potential liability relating to these environmental matters. We may be required in the future to perform testing relating to these matters. We have reserved approximately $100,000 to cover such costs if they are necessary. We cannot assure you that these amounts will be adequate to cover future environmental costs.

   At five properties in which we currently have an interest, and at two properties in which we formerly had an interest, the environmental conditions have been or continue to be investigated and have not been remediated fully. At five of these properties, groundwater contamination has been found. At two of the properties with groundwater contamination, the former owners of the properties are remediating the groundwater contamination. Dry cleaning operations were performed at three of the properties in which we currently or formerly had an interest. At two of the dry cleaning properties, soil contamination has been identified and groundwater contamination was found at the other dry cleaning property. Although the properties with contamination arising from dry cleaning operations may be eligible under a state law for remediation with state funds, we cannot assure you that sufficient funds will be available under the legislation to pay the full costs of any such remediation.

   There are asbestos-containing materials in a number of our properties, primarily in the form of floor tiles and adhesives. The floor tiles and adhesives are generally in good condition. Fire-proofing material containing asbestos is present at some of our properties in limited concentrations or in limited areas. At properties where radon has been identified as a potential concern, we have remediated or are performing additional testing. Lead-based paint has been identified at certain of our multifamily properties and we have notified tenants under applicable disclosure requirements. Based on our current knowledge, we do not believe that the future liabilities associated with asbestos, radon and lead-based paint at the foregoing properties will be material.

   We have limited environmental liability coverage for the types of environmental liabilities described above. The policy covers liability for pollution and on-site remediation limited to $2 million for any single claim and further limited to $4 million in the aggregate. The policy expires on December 1, 2002.

   We are aware of environmental concerns at two of our development properties. Our present view is that our share of any remediation costs necessary in connection with the development of these properties will be within the budgets for development of these properties (or, in the case of one of these properties, our prospective partner, who also is the current owner of such property, will address the environmental concerns prior to the commencement of the development process), but the final costs and necessary remediation are not known and may cause us to decide not to develop one or more of these properties.

Financing Risks

   We face risks generally associated with our debt

   We finance parts of our operations and acquisitions through debt. This debt creates risks, including:

   o rising interest rates on our floating rate debt
   o failure to prepay or refinance existing debt, which may result in forced disposition of properties on disadvantageous terms
   o refinancing terms less favorable than the terms of existing debt
   o failure to meet required payments of principal and interest

   We may not be able to comply with leverage ratios imposed by our credit facility or to use our credit facility when credit markets are tight

   We currently use a three year secured credit facility for working capital, acquisitions, construction of our development pipeline, renovations and capital improvements to our properties. The credit facility is secured by ten properties and currently requires our operating partnership, PREIT Associates, to maintain certain asset and income to debt ratios and minimum income and net worth levels. As of March 31, 2001, we were in compliance with all debt covenants. If, in the future, PREIT Associates fails to meet any one or more of these requirements, we would be in default. The lenders, in their sole discretion, may waive a default. We might secure alternative or substitute financing. We cannot assure you, however, that we can obtain waivers or alternative financing. Any default may have a materially adverse effect on our operations and financial condition.

   When the credit markets are tight, we may encounter resistance from lenders when we seek financing or refinancing for some of our properties. If our credit facility is reduced significantly or withdrawn, our operations would be affected adversely. If we are unable to increase our borrowing capacity under the credit facility, our ability to make acquisitions and grow would be affected adversely. We cannot assure you as to the availability or terms of financing for any particular property.

   We have entered into agreements limiting the interest rate on portions of our credit facility. If other parties to these agreements fail to perform as required by the agreements, we may suffer credit loss.

   We may be unable to obtain long-term financing required to finance our partnerships and joint ventures

   The profitability of each partnership or joint venture in which we are a partner or co-venturer that has short-term financing or debt requiring a balloon payment is dependent on the availability of long-term financing on satisfactory terms. If satisfactory long-term financing is not available, we may have to rely on other sources of short-term financing, equity contributions or the proceeds of refinancing the existing properties to satisfy debt obligations. Although we do not own the entire interest in connection with many of the properties held by such partnerships or joint ventures, we may be required to pay the full amount of any obligation of the partnership or joint venture that we have guaranteed in whole or in part to protect our equity interest in the property owned by the partnership or joint venture. Additionally, we may determine to pay a partnership's or joint venture's obligation to protect our equity interest in its assets.

Governance

   We may be unable to effectively manage our partnerships and joint ventures due to disagreements with our partners and joint venturers

   Generally, we hold interests in our portfolio properties through PREIT Associates. In many cases we hold properties through joint ventures or partnerships with third-party partners and joint venturers and, thus, we hold less than 100% of the ownership interests in these properties. Of the properties with respect to which our ownership is partial, most are owned by partnerships in which we are a general partner. The remaining properties are owned by joint ventures in which we have substantially the same powers as a general partner. Under the terms of the partnership and joint venture agreements, major decisions, such as a sale, lease, refinancing, expansion or rehabilitation of a property, or a change of property manager, require the consent of all partners or co-venturers. Because decisions must be unanimous, necessary actions may be delayed significantly. It may be difficult or even impossible to change a property manager if a partner or co-venturer is serving as property manager.

   Business disagreements with partners may arise. We may incur substantial expenses in resolving these disputes. To preserve our investment, we may be required to make commitments to or on behalf of a partnership or joint venture during a dispute. Moreover, we cannot assure you that our resolution of a dispute with a partner will be on terms that are favorable to us.

   Other risks of investments in partnerships and joint ventures include:

   o partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions
   o partners or co-venturers might have business interests or goals that are inconsistent with our business interests or goals
   o partners or co-venturers may be in a position to take action contrary to our policies or objectives
   o potential liability for the actions of our partners or co-venturers

   We are subject to restrictions that may impede our ability to effect a change in control

   Our Trust Agreement restricts the possibility of our sale or change in control, even if a sale or change in control were in our shareholders' interest. These restrictions include the ownership limit designed to ensure qualification as a REIT, the staggered terms of our Trustees and our ability to issue preferred shares. Additionally, we have adopted a rights plan that may deter a potential acquiror from attempting to acquire us.

   We have entered into agreements restricting our ability to sell some of our properties

   Because some limited partners of PREIT Associates may suffer adverse tax consequences if certain properties owned by PREIT Associates are sold, we, as the general partner of PREIT Associates, have agreed from time to time, subject to certain exceptions, that the consent of the holders of a majority (or all) of certain limited partner interests issued by PREIT Associates in exchange for a property is required before that property may be sold. These agreements may result in our being unable to sell one or more properties, even in circumstances in which it would be advantageous to do so.

   We may issue preferred shares with greater rights than your shares

   Our Board of Trustees may issue up to 25,000,000 preferred shares without shareholder approval. Our Board of Trustees may determine the relative rights, preferences and privileges of each class or series of preferred shares. Because our Board of Trustees has the power to establish the preferences and rights of the preferred shares, preferred shares may have preferences, distributions, powers and rights senior to your rights as a shareholder.

   We may amend our business policies without your approval

   Our Board of Trustees determines our growth, investment, financing, capitalization, borrowing, REIT status, operating and distribution policies. Although the Board of Trustees has no present intention to amend or revise any of these policies, these policies may be amended or revised without notice to shareholders. Accordingly, shareholders may not have control over changes in our policies. We cannot assure you that changes in our policies will serve fully the interests of all shareholders.

   Limited partners of PREIT Associates may vote on fundamental changes we propose

   Our assets are generally held through PREIT Associates, a Delaware limited partnership of which we are the sole general partner. We currently hold a majority of the limited partner interests in PREIT Associates. However, PREIT Associates may from time to time issue additional limited partner interests in PREIT Associates to third parties in exchange for contributions of property to PREIT Associates. These issuances will dilute our percentage ownership of PREIT Associates. Limited partner interests in PREIT Associates generally do not carry a right to vote on any matter voted on by our shareholders, although limited partner interests may, under certain circumstances, be redeemed for our shares. However, before the date on which at least half of the partnership interests issued on September 30, 1997 have been redeemed, the holders of partnership interests issued on September 30, 1997 are entitled to vote, along with our shareholders, on any proposal to merge, consolidate or sell substantially all of our assets. Our partnership interests are not included for purposes of determining when half of the partnership interests have been redeemed, nor are they counted as votes. We cannot assure you that we will not agree to extend comparable rights to other limited partners in PREIT Associates.

   Our success depends in part on Ronald Rubin

   We are dependent on the efforts of Ronald Rubin, our Chief Executive Officer. The loss of his services could have an adverse effect on our operations. If Mr. Rubin were to terminate his employment, his current employment agreement with us would prevent him from becoming an employee of one of our competitors for one year.

   Our employees who work both for us and for PREIT-RUBIN may have conflicts of interest

   There are numerous potential conflicts of interest relating to our ownership of PREIT-RUBIN. PREIT-RUBIN renders management, development, leasing and related services to a substantial number of properties in which affiliates of PREIT-RUBIN retain equity interests. In such instances the interests of our management who are also PREIT-RUBIN affiliates may differ from your own. We believe that PREIT-RUBIN's management arrangements with these entities are on terms at least as favorable to PREIT-RUBIN as the average of management arrangements with parties unrelated to PREIT-RUBIN. In addition, PREIT-RUBIN leases substantial office space from entities in which our affiliates have an interest.

Other Risks

   We may fail to qualify as a REIT and you may incur tax liabilities as a result

   If we fail to qualify as a REIT, we will be subject to Federal income tax at regular corporate rates. In addition, we might be barred from qualification as a REIT for the four years following disqualification. The additional tax incurred at regular corporate rates would reduce significantly the cash flow available for distribution to shareholders and for debt service.

   To qualify as a REIT, we must comply with certain highly technical and complex requirements. We cannot be certain we have complied because there are few judicial and administrative interpretations of these provisions. In addition, facts and circumstances that may be beyond our control may affect our ability to qualify as a REIT. We cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to our qualification as a REIT or with respect to the federal income tax consequences of qualification. We believe that we have qualified as a REIT since our inception and intend to continue to qualify as a REIT. However, we cannot assure you that we have been qualified or will remain qualified.

   We may be unable to comply with the strict income distribution requirements applicable to REITs

   To obtain the favorable tax treatment associated with qualifying as a REIT, we are required each year to distribute to our shareholders at least 90% of our net taxable income. We could be required to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT, even if conditions were not favorable for borrowing.

                           FORWARD LOOKING STATEMENTS

   This prospectus and the documents incorporated by reference contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect our management's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include uncertainties affecting real estate businesses generally, the effects of complex regulations relating to our status as a REIT, environmental risks and others, many of which are outside of our control. For more information regarding the risks and uncertainties we face, please see "Risk Factors" beginning on page 1. We do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statements set forth in this prospectus or the documents incorporated by reference to reflect new information, future events or otherwise.

                   PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

   Pennsylvania Real Estate Investment Trust, which is organized as a business trust under Pennsylvania law, is a fully integrated, self-administered and self-managed real estate investment trust, founded in 1960, that acquires, develops, redevelops and operates retail and multifamily properties. We conduct substantially all of our operations through PREIT Associates, L.P., a Delaware limited partnership.

   Our principal executive offices are located at The Bellevue, 200 S. Broad Street, Philadelphia, Pennsylvania 19102, telephone: (215) 875-0700.

                                USE OF PROCEEDS

   Unless otherwise specified in the applicable prospectus supplement accompanying this prospectus, we intend to use the net proceeds of any sale of securities for general business purposes, including the development and acquisition of additional properties and other acquisition transactions as suitable opportunities arise, the payment of certain outstanding secured or other indebtedness and improvements to certain properties in our portfolio.

                       RATIO OF EARNINGS TO FIXED CHARGES

   Our ratio of earnings to fixed charges for each of the last five full fiscal years are presented below:

--------------------------------------------------------------------------------
2000              1999                1998                 1997             1996
--------------------------------------------------------------------------------
1.55              1.55                1.93                 1.55             1.66
--------------------------------------------------------------------------------


   In 1997, we changed our fiscal year. Information in the table above is given with respect to the fiscal years ended December 31, 1998, 1999 and 2000, and the fiscal years ended August 31, 1996 and 1997. For the period from September 1, 1997 through December 31, 1997, the ratio was 1.53. The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income before gains from sales of property, plus fixed charges reduced by the amounts of capitalized interest, plus income allocable to minority interests in consolidated entities that have incurred fixed charges. Fixed charges consist of interest expense (including interest costs capitalized), amortization of capitalized expenses related to indebtedness. Earnings and fixed charges are based on both wholly owned properties and our share of partnership and joint venture properties. To date, we have not issued any preferred shares; therefore, the ratios of earnings to combined fixed charges and preferred share dividends are not presented.

                         DESCRIPTION OF DEBT SECURITIES

   The following description provides the general terms and provisions of the debt securities to which this prospectus and any applicable prospectus supplement may relate. The particular terms of the debt securities being offered and the extent to which the general provisions may apply will be provided in the applicable Indenture or in one or more indentures supplemental to the Indenture and described in a prospectus supplement relating to the debt securities. The forms of the Senior Indenture (as defined herein) and the Subordinated Indenture (as defined herein) have been filed as exhibits to the registration statement of which this prospectus is a part.

General

   The debt securities will be our direct, unsecured obligations and may be either senior debt securities ("Senior Securities") or subordinated debt securities ("Subordinated Securities"). The debt securities will be issued under one or more indentures (the "Indentures"). Senior Securities and Subordinated Securities will be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between us and a trustee (a "Trustee"). The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the debt securities and the Indentures are summaries of the anticipated provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures and such debt securities. All section references appearing herein are to sections of each Indenture unless otherwise indicated, and capitalized terms used but not defined below shall have the respective meanings set forth in each Indenture.

   The indebtedness represented by Subordinated Securities will be subordinated in right of payment to the prior payment in full of our Senior Debt (as defined below) as described under "--Subordination."

   Except as set forth in the applicable Indenture or in one or more indentures supplemental thereto and described in a prospectus supplement relating thereto, the debt securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of Board of Trustees or as established in the applicable Indenture or in one or more indentures supplemental to such Indenture. All debt securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of such series, for issuances of additional debt securities of such series.

   It is anticipated that each Indenture will provide that there may be more than one Trustee thereunder, each with respect to one or more series of debt securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of debt securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee under the applicable Indenture.

   The prospectus supplement relating to any series of debt securities being offered will contain the specific terms thereof, including, without limitation:

(1) The title of such debt securities and whether such debt securities are Senior Securities or Subordinated Securities;

(2) The aggregate principal amount of such debt securities and any limit on such aggregate principal amount;

(3) The percentage of the principal amount at which such debt securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

(4) If convertible in whole or in part into shares or preferred shares, the terms on which such debt securities are convertible, including the initial conversion price or rate (or method for determining the same), the portion that is convertible and the conversion period, and any applicable limitations on the ownership or transferability of the shares or preferred shares receivable on conversion;

(5) The date or dates, or the method for determining such date or dates, on which the principal of such debt securities will be payable;

(6) The rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such debt securities will bear interest, if any;

(7) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

(8) The place or places where the principal of (and premium, if any) and interest, if any, on such debt securities will be payable, where such debt securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon us in respect of such debt securities and the applicable Indenture may be served;

(9) The period or periods within which, the price or prices at which and the other terms and conditions upon which such debt securities may be redeemed, in whole or in part, at our option, if we are to have such an option;

(10) Our obligation, if any, to redeem, repay or purchase such debt securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which or the date and dates on which, the price or prices at which and the other terms and conditions upon which such debt securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(11) If other than U.S. dollars, the currency or currencies in which such debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

(12) Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

(13) Any additions to, modifications of or deletions from the terms of such debt securities with respect to Events of Default or covenants set forth in the applicable Indenture;

(14) Whether such debt securities will be issued in certificate or book-entry form;

(15) Whether such debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

(16) The applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the applicable Indenture;

(17) Whether and under what circumstances we will pay any additional amounts on such debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such debt securities in lieu of making such payment; and

(18) Any other terms of such debt securities not inconsistent with the provisions of the applicable Indenture (Section 301).

   The debt securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof or bear interest at a rate which at the time of issuance is below market rates ("Original Issue Discount Securities"). All material federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable prospectus supplement.

   Except as set forth in the applicable Indenture or in one or more indentures supplemental thereto, the applicable Indenture will not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. However, restrictions on ownership and transfers of our shares and preferred shares are designed to preserve our status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Preferred Shares of Beneficial Interest -- Restrictions on Ownership" and "Description of
Shares of Beneficial Interest -- Restrictions on Transfer." We refer you to the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Denominations, Interest, Registration and Transfer

   Unless otherwise described in the applicable prospectus supplement, the debt securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

   Unless otherwise specified in the applicable prospectus supplement, the principal of (and applicable premium, if any) and interest on any series of debt securities will be payable at the corporate trust office of the Trustee, the address of which will be stated in the applicable prospectus supplement; provided that, at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such debt securities or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

   Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a debt security ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable regular record date and may either be paid to the person in whose name such debt security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by us, notice whereof shall be given to the holder of such debt security not less than ten days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

   Subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such debt securities at the corporate trust office of the applicable Trustee referred to above. In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the applicable Trustee. Every debt security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable prospectus supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for such series. We may at any time designate additional transfer agents with respect to any series of debt securities (Section 1002).

   Neither we nor any Trustee shall be required to: (i) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being redeemed in part; or (iii) issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid (Section
305).

Merger, Consolidation or Sale

   We will be permitted to consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity provided that (a) either we shall be the continuing entity, or the successor entity (if other than us) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes our obligation or that of our Subsidiary as a result thereof as having been incurred by us or by our Subsidiary at the time of such transaction, no Event of Default under the Indentures, and no event which, after notice by the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to each company (Sections 801 and 803).

Certain Covenants

   Existence. Except as described above under "Merger, Consolidation or Sale," we will be required to do or cause to be done all things necessary to preserve and keep in full force and effect our existence, rights (by declaration of trust, by-laws and statute) and franchises; provided, however, that we shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of our business and that the loss thereof is not disadvantageous in any material respect to the holders of the debt securities.

   Maintenance of Properties. We will be required to cause all of our material properties used or useful in the conduct of our business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in our judgment may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times (Section 1007).

   Insurance. We will be required to, and will be required to cause each of our Subsidiaries to, keep all of our insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and, if described in the applicable prospectus supplement, having a specified rating from a recognized insurance rating service (Section 1008).

   Payment of Taxes and Other Claims. We will be required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent,
(i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of us or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of us or any Subsidiary; provided, however, that we shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1009).

   Provision of Financial Information. Whether or not we are subject to
Section 13 or 15(d) of the Exchange Act, we will, to the extent permitted under the Exchange Act, file with the SEC the annual reports, quarterly reports and other documents which we would have been required to file with the SEC pursuant to such Sections 13 or 15(d) if we were so subject (the "Financial Information"), such documents to be filed with the SEC on or prior to the respective dates (the "Required Filing Dates") by which we would have been required so to file such documents if we were so subject. We will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all holders of debt securities, as their names and addresses appear in the Security Register, without cost to such holders, copies of the Financial Information and (ii) file with the Trustee copies of the Financial Information, and (y) if our filing such documents with the SEC is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder (Section 1010).

Additional Covenants and/or Modifications to the Covenants Described Above

   Any additional covenants of us and/or modifications to the covenants described above with respect to any debt securities or series thereof, including any covenants relating to limitations on incurrence of indebtedness or other financial covenants, will be set forth in the applicable Indenture or an indenture supplemental thereto and described in the prospectus supplement relating thereto.

Events of Default, Notice and Waiver

   Each Indenture will provide that the following events are "Events of Default" with respect to any series of debt securities issued thereunder: (i) default for 30 days in the payment of any installment of interest on any debt security of such series; (ii) default in the payment of principal of (or premium, if any, on) any debt security of such series at its maturity; (iii) default in making any sinking fund payment as required for any debt security of such series; (iv) default in the performance or breach of any other covenant or warranty of us contained in the applicable Indenture (other than a covenant added to the Indenture solely for the benefit of a series of debt securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (v) default in the payment of an aggregate principal amount exceeding $10,000,000 of any indebtedness of us or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of us or any Significant Subsidiary or either of its property; and (vii) any other Event of Default provided with respect to a particular series of debt securities (Section 501). The term "Significant Subsidiary" means each of our significant subsidiaries (as defined in Regulation S-X promulgated under the Securities Act).

   If an Event of Default under any Indenture with respect to debt securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% of the principal amount of the Outstanding debt securities of that series will have the right to declare the principal amount (or, if the debt securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the debt securities of that series to be due and payable immediately by written notice thereof to us (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to debt securities of such series (or of all debt securities then Outstanding under any Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of Outstanding debt securities of such series (or of all debt securities then Outstanding under the applicable Indenture, as the case may
be) may rescind and annul such declaration and its consequences if (a) we shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the debt securities of such series (or of all debt securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to debt securities of such series (or of all debt securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in such Indenture (Section 502 ). Each Indenture also will provide that the holders of not less than a majority in principal amount of the Outstanding debt securities of any series (or of all debt securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any debt security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each Outstanding debt security affected thereby (Section 513).

   Each Trustee will be required to give notice to the holders of debt securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any debt security of such series or in the payment of any sinking fund installment in respect of any debt security of such series) if specified responsible officers of such Trustee consider such withholding to be in the interest of such holders (Section 601).

   Each Indenture will provide that no holders of debt securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the cases of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the Outstanding debt securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such debt securities at the respective due dates thereof (Section 508).

   Subject to provisions in each Indenture relating to its duties in case of default, no Trustee will be under any obligation to exercise any of its rights or powers under an Indenture at the request or direction of any holders of any series of debt securities then Outstanding under such Indenture, unless such holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section 602). The holders of not less than a majority in principal amount of the Outstanding debt securities of any series (or of all debt securities then Outstanding under an Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not joining therein (Section 512).

   Within 120 days after the close of each fiscal year, we will be required to deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1011).

Modification of the Indentures

   Modifications and amendments of an Indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all Outstanding debt securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such debt security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such debt security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such debt security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security; (c) change the place of payment, or the coin or currency, for payment of principal or premium, if any, or interest on any such debt security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such debt security;

(e) reduce the above-stated percentage of Outstanding debt securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such debt security (Section 902).

   The holders of not less than a majority in principal amount of Outstanding debt securities of each series affected thereby will have the right to waive our compliance with certain covenants in such Indenture (Section 1013).

   Modifications and amendments of an Indenture will be permitted to be made by us and the respective Trustee thereunder without the consent of any holder of debt securities for any of the following purposes: (i) to evidence the succession of another person to us as obligor under such Indenture; (ii) to add to the covenants of us for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us in the Indenture; (iii) to add Events of Default for the benefit of the holders of all or any series of debt securities; (iv) to add or change any provisions of an Indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect; (v) to change or eliminate any provisions of an Indenture, provided that any such change or elimination shall become effective only when there are no debt securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision;
(vi) to secure the debt securities; (vii) to establish the form or terms of debt securities of any series, including the provisions and procedures, if applicable, for the conversion of such debt securities into shares or preferred shares; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under an Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in an Indenture, provided that such action shall not adversely affect the interests of holders of debt securities of any series issued under such Indenture in any material respect; or (x) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect (Section 901).

   Each Indenture will provide that in determining whether the holders of the requisite principal amount of Outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of debt securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of any debt security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for such debt security, of the principal amount (or, in the case of Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such debt security of the amount determined as provided in (i) above),
(iii) the principal amount of an indexed security that shall be deemed Outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant to the applicable Indenture, and (iv) debt securities owned by us or any other obligor upon the debt securities or any of our affiliates or of such other obligor shall be disregarded.

   Each Indenture will contain provisions for convening meetings of the holders of debt securities of a series (Section 1501). A meeting will be permitted to be called at any time by the applicable Trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the Outstanding debt securities of such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the holder of each debt security affected by certain modifications and amendments of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the Outstanding debt securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding debt securities of a series may be adopted at a meeting or adjourned meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the Outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with an Indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the Outstanding debt securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the Outstanding debt securities of a series, the persons holding or representing such specified percentage in principal amount of the Outstanding debt securities of such series will constitute a quorum.

   Notwithstanding the foregoing provisions, each Indenture will provide that if any action is to be taken at a meeting of holders of debt securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that such Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all Outstanding debt securities affected thereby, or the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting, and (ii) the principal amount of the Outstanding debt securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture.

Subordination

   Upon any distribution to our creditors in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any Subordinated Securities will be subordinated to the extent provided in the applicable Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but our obligation to make payment of the principal and interest on such Subordinated Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest will be permitted to be made on Subordinated Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or we receive notice of the default (Section 1602 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, holders will be subrogated to the right of holders of Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain of our general creditors may recover more, ratably, than holders of Subordinated Securities.

   Senior Debt will be defined in the Subordinated Indenture as the principal of and interest on, or substantially similar payments to be made by us in respect of, the following, whether outstanding at the date of execution of the applicable Indenture or thereafter incurred, created or assumed: (i) our indebtedness for money borrowed or represented by purchase-money obligations,
(ii) our indebtedness evidenced by notes, debentures, or bonds or other securities issued under the provisions of an indenture, fiscal agency agreement or other agreement, (iii) our obligations as lessee under leases of property either made as part of any sale and leaseback transaction to which we are a party or otherwise, (iv) our indebtedness of partnerships and joint ventures which is included in our consolidated financial statements, (v) our indebtedness, obligations and liabilities of others in respect of which we are liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which we have agreed to purchase or otherwise acquire, and (vi) any binding commitment of us to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses (i) through (vi) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities or ranks pari passu with the Subordinated Securities, (2) any such indebtedness, obligation or liability which is subordinated to our indebtedness to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated, and (3) the Subordinated Securities. There will not be any restrictions in an Indenture relating to Subordinated Securities upon the Creation of additional Senior Debt.

   If this prospectus is being delivered in connection with a series of Subordinated Securities, the accompanying prospectus supplement or the information incorporated herein by reference will contain the approximate amount of Senior Debt outstanding as of the end of our most recent fiscal quarter.

Discharge, Defeasance and Covenant Defeasance

   We may be permitted under the applicable Indenture to discharge certain obligations to holders of any series of debt securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such debt securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

   Each Indenture will provide that, if the provisions of Article Fourteen are made applicable to the debt securities of or within any series pursuant to
Section 301 of such Indenture, we may elect either (a) to defease and be discharged from any and all obligations with respect to such debt securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such debt securities, and the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such debt securities under certain specified sections of Article Ten of such Indenture as specified in the applicable prospectus supplement and any omission to comply with such obligations shall not constitute an Event of Default with respect to such debt securities ("covenant defeasance") (Section 1403), in either case upon our irrevocable deposit with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of (and premium, if any) and interest on such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

   Such a trust will only be permitted to be established if, among other things, we have delivered to the applicable Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture (Section 1404).

   "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the debt securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America or such government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

   Unless otherwise provided in the applicable prospectus supplement, if after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to debt securities of any series, (a) the holder of a debt security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such debt security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such debt security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such debt security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such debt security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such debt security into the currency, currency unit or composite currency in which such debt security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable prospectus supplement, all payments of principal of (and premium, if any) and interest on any debt security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

   If we effect covenant defeasance with respect to any debt securities and such debt securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (iv) under "Events of Default, Notice and Waiver" with respect to certain specified sections of Article Ten of each Indenture (which sections would no longer be applicable to such debt securities as a result of such covenant defeasance) or described in clause (vii) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such debt securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such Default. However, we would remain liable to make payment of such amounts due at the time of acceleration.

   The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

Conversion Rights

   The terms and conditions, if any, upon which the debt securities are convertible into shares or preferred shares will be set forth in the applicable prospectus supplement relating thereto. Such terms will include whether such debt securities are convertible into shares or preferred shares, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities and any restrictions on conversion, including restrictions directed at maintaining our REIT status and the listing of the shares on the New York Stock Exchange.

Redemption of Securities

   The Indenture provides that the debt securities may be redeemed at any time at the option of us, in whole or in part, at the Redemption Price, except as may otherwise be provided in connection with any debt securities or series thereof.

   From and after notice has been given as provided in the Indenture, if funds for the redemption of any debt securities called for redemption shall have been made available on such redemption date, such debt securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the debt securities will be to receive payment of the Redemption Price.

   Notice of any optional redemption of any debt securities will be given to holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the debt securities held by such holder to be redeemed.

   If we elect to redeem debt securities, it will notify the Trustee at least 45 days prior to the redemption date (or such shorter period as satisfactory to the Trustee) of the aggregate principal amount of debt securities to be redeemed and the redemption date. If less than all the debt securities are to be redeemed, the Trustee shall select the debt securities to be redeemed pro rata, by lot or in such manner as it shall deem fair and appropriate.

Global Securities

   The debt securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depository identified in the applicable prospectus supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depository arrangement with respect to a series of debt securities will be described in the applicable prospectus supplement relating to such series. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in debt securities represented by Global Securities.

             DESCRIPTION OF PREFERRED SHARES OF BENEFICIAL INTEREST

   Our Trust Agreement authorizes our Board of Trustees from time to time to establish and issue, in one or more classes or series, up to 25,000,000 preferred shares (the "preferred shares"). The Trustees are authorized to classify or reclassify any unissued preferred shares by setting or changing the number, designation, preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series.

   The following description of the preferred shares sets forth certain general terms and provisions of the preferred shares to which any prospectus supplement may relate. The statements below describing the preferred shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our Trust Agreement.

The Board of Trustees

   The Board of Trustees is empowered by the Trust Agreement to designate and issue from time to time one or more series of preferred shares without shareholder approval. The Board of Trustees may determine the relative rights, preferences and privileges of each series of preferred shares so issued. Because the Board of Trustees has the power to establish the preferences and rights of each series of preferred shares, it may afford the holders of any series of preferred shares preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares. The preferred shares will, when issued, be fully paid and nonassessable.

   The prospectus supplement relating to any preferred shares offered thereby will contain specific terms, including:

(1) The title and stated value of such preferred shares;

(2) The number of such preferred shares offered, the liquidation preference per share and the offering price of such preferred shares;

(3) The dividend rate(s), period(s) and/or payment date(s) or method(s)of calculation thereof applicable to such preferred shares;

(4) The date from which dividends on such preferred shares shall accumulate, if applicable;

(5) The procedures for any auction and remarketing, if any, for such preferred shares;

(6) The provision for a sinking fund, if any, for such preferred shares;

(7)  The provision for redemption, if applicable, of such preferred shares;

(8)  Any listing of such preferred shares on any securities exchange;

(9) The terms and conditions, if applicable, upon which such preferred shares will be convertible into shares, including the conversion price (or manner of calculation thereof);

(10) Any other specific terms, preferences, rights, limitations or restrictions of such preferred shares;

(11) A discussion of federal income tax considerations applicable to such preferred shares;

(12) The relative ranking and preferences of such preferred shares as to dividend rights and rights upon our liquidation, dissolution or winding up of our affairs;

(13) Any limitations on issuance of any series of preferred shares ranking senior to or on a parity with such series of preferred shares as to dividend rights and rights upon our liquidation, dissolution or winding up of our affairs; and

(14) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT.

Rank

   Unless otherwise specified in the prospectus supplement, the preferred shares will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank (i) senior to all classes or series of our shares, and to all equity securities ranking junior to such preferred shares;
(ii) on a parity with all equity securities we issue with terms that specifically provide that such equity securities rank on a parity with the preferred shares; and (iii) junior to all equity securities we issue with terms that specifically provide that such equity securities rank senior to the preferred shares. The term "equity securities" does not include convertible debt securities.

Dividends

   Holders of the preferred shares of each series will be entitled to receive, when, as and if declared by our Board of Trustees, out of our assets legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on our share transfer books on such record dates as shall be fixed by the Board of Trustees.

   Dividends on any series of preferred shares may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If the Board of Trustees fails to declare a dividend payable on a dividend payment date on any series of the preferred shares for which dividends are non-cumulative, then the holders of such series of the preferred shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and we will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

   If any preferred shares of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on any of our capital shares of any other series ranking, as to dividends, on a parity with or junior to the preferred shares of such series for any period unless (i) if such series of preferred shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the preferred shares of such series for all past dividend periods and the then current dividend period or (ii) if such series of preferred shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the preferred shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon preferred shares of any series and the shares of any other series of preferred shares ranking on a parity as to dividends with the preferred shares of such series, all dividends declared upon preferred shares of such series and any other series of preferred shares ranking on a parity as to dividends with such preferred shares shall be declared pro rata so that the amount of dividends declared per share of preferred shares of such series and such other series of preferred shares shall in all cases bear to each other the same ratio that accrued dividends per share on the preferred shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred shares do not have a cumulative dividend) and such other series of preferred shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred shares of such series which may be in arrears.

   Except as provided in the immediately preceding paragraph, unless (i) if such series of preferred shares has a cumulative dividend, full cumulative dividends on the preferred shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of preferred shares does not have a cumulative dividend, full dividends on the preferred shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in shares or other capital shares ranking junior to the preferred shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution upon the shares, or any other of our capital shares ranking junior to or on a parity with the preferred shares of such series as to dividends or upon liquidation, nor shall any shares, or any other of our capital shares ranking junior to or on a parity with the preferred shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for other capital shares ranking junior to the preferred shares of such series as to dividends and upon liquidation).

Redemption

   If so provided in the applicable prospectus supplement, the preferred shares will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

   The prospectus supplement relating to a series of preferred shares that is subject to mandatory redemption will specify the number of such preferred shares that shall be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such preferred shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred shares of any series is payable only from the net proceeds of the issuance of our capital shares, the terms of such preferred shares may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred shares shall automatically and mandatorily be converted into our applicable capital shares pursuant to conversion provisions specified in the applicable prospectus supplement.

   Notwithstanding the foregoing, unless (i) if such series of preferred shares has a cumulative dividend, full cumulative dividends on all preferred shares of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the current dividend period and (ii) if such series of preferred shares does not have a cumulative dividend, full dividends of the preferred shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no preferred shares of any series shall be redeemed unless all outstanding preferred shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred shares of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred shares of such series. In addition, unless (i) if such series of preferred shares has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of preferred shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividends periods and the then current dividend period, and (ii) if such series of preferred shares does not have a cumulative dividend, full dividends on the preferred shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, we shall not purchase or otherwise acquire directly or indirectly any preferred shares of such series (except by conversion into or exchange for our capital shares ranking junior to the preferred shares of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred shares of such series to preserve our REIT status pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred shares of such series.

   If fewer than all of the outstanding preferred shares of any series are to be redeemed, the number of shares to be redeemed will be determined by us and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by us.

   Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred shares of any series to be redeemed at the address shown on our share transfer books. Each notice shall state: (i) the redemption date; (ii) the number and series of preferred shares to be redeemed; (iii) the address where preferred shares are to be surrendered for payment of the redemption price; (iv) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and
(v) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all of the preferred shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of preferred shares to be redeemed from each such holder. If notice of redemption of any preferred shares has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any preferred shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such preferred shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

Liquidation Preference

   Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any shares or any other class or series of our capital shares ranking junior to the preferred shares in the distribution of assets upon our liquidation, dissolution or winding up, the holders of each series of preferred shares shall be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred shares will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding preferred shares and the corresponding amounts payable on all shares of other classes or series of our capital shares ranking on a parity with the preferred shares in the distribution of assets, then the holders of the preferred shares and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

   If liquidating distributions shall have been made in full to all holders of preferred shares, our remaining assets shall be distributed among the holders of any other classes or series of capital shares ranking junior to the preferred shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute our liquidation, dissolution or winding up.

Voting Rights

   Holders of preferred shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

   Whenever dividends on any preferred shares shall be in arrears for six or more consecutive quarterly periods, the holders of such preferred shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Trustees at a special meeting called by the holders of record of at least ten percent (10%) of any series of preferred shares so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until (i) if such series of preferred shares has a cumulative dividend, all dividends accumulated on such shares of preferred shares for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of preferred shares do not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Trustees will be increased by two Trustees.

   Unless provided otherwise for any series of preferred shares, so long as any preferred shares remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of preferred shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital shares ranking prior to such series of preferred shares with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify our authorized capital shares into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of our Trust Agreement or the Designating Amendment for such series of preferred shares, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred shares or the holders thereof, provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the preferred shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, we may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of preferred shares and provided further that (x) any increase in the amount of the authorized preferred shares or the creation or issuance of any other series of preferred shares, or (y) any increase in the amount of authorized shares of such series or any other series of preferred shares, in each case ranking on a parity with or junior to the preferred shares of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

   The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding preferred shares of such series shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion Rights

   The terms and conditions, if any, upon which any series of preferred shares is convertible into shares will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of shares into which the preferred shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of our preferred shares, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of preferred shares and the listing on the New York Stock Exchange of the shares into which the preferred shares are convertible.

Limited Liability of Shareholders

   As discussed below under "Description of Shares of Beneficial Interest -- Limited Liability of Shareholders," the Trust Agreement provides that shareholders are not liable for assessment by us and that the Trustees have no general power to bind them personally. In the opinion of Drinker Biddle & Reath LLP, counsel to the Company, under Pennsylvania law no personal liability will attach to any shareholder under any undertaking or obligation of ours. However, there may be liability in some jurisdictions which may decline to recognize a business trust as a valid organization. With respect to all types of claims in such jurisdictions, and with respect to tort claims, contract claims where the required provision is omitted, and possible tax claims in jurisdictions where the business trust is treated as a partnership for certain purposes, shareholders may be personally liable for such obligations to the extent that we do not satisfy such claims. We carry insurance in amounts which the Trustees deem adequate to cover foreseeable tort claims.

Restrictions on Ownership

   As discussed below under "Description of Shares of Beneficial Interest -- Restrictions on Transfers," for us to qualify as a REIT under the Code, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist us in meeting this requirement, we may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of our outstanding equity securities, including any preferred shares. Therefore, the Designating Amendment for each series of preferred shares may contain provisions restricting the ownership and transfer of preferred shares.

Registrar and Transfer Agent

   The Registrar and Transfer Agent for the preferred shares will be set forth in the applicable prospectus supplement.

                  DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

   Under the Trust Agreement, we have the authority to issue up to 100,000,000 shares and up to 25,000,000 preferred shares.

General Provisions

   Voting, Dividend and Other Rights. Subject to the provisions of the Trust Agreement regarding "Excess Shares" (See "-- Restrictions on Transfer"), (i) the holders of the shares are entitled to one vote per share on all matters voted on by the shareholders, including elections of the Trustees, and (ii), subject to the rights of holders of any preferred shares, the holders of the shares are entitled to a pro rata portion of such distributions as may be declared from time to time by the Trustees from funds available therefor, and upon liquidation are entitled to receive pro rata all of our assets available for distribution to such holders. The majority of shares voting on a matter at a meeting at which at least a majority of the shares are present in person or by proxy constitutes the act of the shareholders, except with respect to the election of Trustees (see below). Although the shareholders generally possess all of the voting power, the Trust Agreement permits the holders of securities of our affiliates to vote with the shareholders on certain matters, and the Trustees have exercised that right as to holders of currently outstanding units of limited partnership interest in the Operating Partnership ("OP Units") with respect to fundamental changes in us (i.e. mergers, consolidations and sales of substantially all of our assets). See "Summary of the Operating Partnership Agreement - Authorization of OP Units and Voting Rights." All shares are fully paid and nonassessable. Shareholders do not have any pre-emptive rights to purchase our securities.

   The Trust Agreement provides that the Trustees may issue multiple classes and series of shares of beneficial interest (including classes and series of preferred shares having preferences to the existing shares in any matter, including rights in liquidation or to dividends) and options, rights (including shareholder rights plans), and other securities having conversion or option rights and may authorize the creation and issuance by our subsidiaries and affiliates of securities having conversion and option rights in respect of shares. Thus, the rights of holders of existing shares are subject to preferred rights as to dividends and in liquidation (and other such matters) to the extent set forth in any subsequently authorized preferred shares or class of preferred shares.

   Board of Trustees. The Board of Trustees is divided into three classes serving staggered three-year terms. The Trust Agreement does not provide for cumulative voting in the election of Trustees, and the candidates receiving the highest number of votes are elected to the office of Trustee.

   Trustee Nomination Process. The Trust Agreement provides that nominations for election to the office of Trustee at any Annual or Special Meeting of Shareholders shall be made by the Trustees, or by petition in writing delivered to our Secretary not fewer than thirty-five days before the meeting signed by the holders of at least two percent of the shares outstanding on the date of the petition. Nominations not made in accordance with these procedures will not be considered unless the number of persons nominated is fewer than the number of persons to be elected to the office of Trustee at the meeting. In this latter event, nominations for the Trustee positions which would not otherwise be filled may be made at the meeting by any person entitled to vote in the election of Trustees.

   Transfer Agent. The transfer agent for the shares is American Stock Transfer and Trust Company.

Shareholder Rights Plan

   Each right entitles its registered holder to purchase from us one share at a price of $70.00 (the "Exercise Price"), subject to certain adjustments. The description and terms of the rights are set forth in a Rights Agreement, dated as of April 30, 1999, as the same may be amended from time to time (the
"Rights Agreement"), between us and American Stock Transfer and Trust Company, as rights agent (the "Rights Agent").

   The rights, unless earlier redeemed or exchanged by the Board of Trustees, become exercisable upon the close of business on the day (the "Distribution Date") that is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), with certain exceptions set forth below, has acquired beneficial ownership or voting control of 15% or more of our outstanding voting shares, and (ii) the tenth business day (or such later date as may be determined by the Board of Trustees prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or public announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the acquisition of beneficial ownership or voting control of 15% or more our outstanding voting shares (even if no shares are actually acquired pursuant to such offer). The rights will expire at the close of business on March 31, 2009, unless earlier redeemed or exchanged by us as described below.

   Unless the rights are earlier redeemed or exchanged, in the event that a person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that each holder of record of a right, other than the Acquiring Person (whose rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares having a market value at the time of the transaction equal to two times the Exercise Price. In addition, unless the rights are earlier redeemed or exchanged, in the event that, after the time that a person or group of affiliated or associated persons becomes an Acquiring Person, we were to be acquired in a merger or other business combination (in which any shares are changed into or exchanged for other securities or assets) or more than 50% of our assets or earning power and that of our subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a right, other than the Acquiring Person (whose rights will thereupon become null and void), will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring entity having a market value at the time of such transaction equal to two times the Exercise Price.

   At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of our outstanding voting shares, the Board of Trustees may exchange the rights (other than rights owned by the Acquiring Person which will have become null and void), in whole or in part, at an exchange ratio of one share per right (subject to adjustment).

   The rights have anti-takeover effects in that they will cause substantial dilution to a person or group of affiliated or associated persons that attempts to acquire us on terms not approved by the Board of Trustees. The rights should not interfere with any merger or other business combination approved by the Board of Trustees because the rights may be redeemed by us at $0.001 per right at any time until the close of business on the tenth day (or such later date as described above) after a person or group has obtained beneficial ownership or voting control of 15% or more of the voting shares.

Limited Liability of Shareholders

   The Trust Agreement provides that shareholders, to the fullest extent permitted by applicable law, as amended or supplemented, are not liable for any act, omission or liability of a Trustee and that the Trustees have no general power to bind shareholders personally. Notwithstanding the foregoing, there may be liability in some jurisdictions that may decline to recognize a business trust as a valid organization. With respect to all types of claims in such jurisdictions, and with respect to tort claims, contract claims where the required provision is omitted, and possible tax claims in jurisdictions where the business trust is treated as a partnership for certain purposes, shareholders may be personally liable for such obligations to the extent that we do not satisfy such claims. We conduct substantially all of our business in jurisdictions other than the Commonwealth of Pennsylvania in entities recognized in the relevant jurisdiction to limit the liability of equity owners. We carry insurance in amounts which the Trustees deem adequate to cover foreseeable tort claims.

Restrictions on Transfer

   Among the requirements for our qualification as a REIT under the Code are,
(i) not more than 50% in value of our outstanding shares of beneficial interest (after taking into account options to acquire stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, (ii) the shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, and (iii) certain percentages of our gross income must be from particular activities. In order to continue to qualify as a REIT under the Code, the Trustees have adopted, and the shareholders have approved, provisions of the Trust Agreement that restrict the ownership and transfer of shares (the "Ownership Limit Provisions").

   The Ownership Limit Provisions provide that no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of our shares of beneficial interest, whether measured by vote, value or number of our outstanding shares. The Trustees may waive the Ownership Limit Provisions if evidence satisfactory to the Trustees and our tax counsel is presented that such ownership will not jeopardize our status as a REIT.

   Issuance or transfers of shares in violation of the Ownership Limit Provisions or which would cause us to be beneficially owned by fewer than 100 persons are void ab initio and the intended transferee acquires no rights to the shares.

   In the event of a purported transfer or other event that would, if effective, result in the ownership of shares in violation of the Ownership Limit Provisions, such transfer or other event with respect to that number of shares that would be owned by the transferee in excess of the Ownership Limit Provisions automatically are exchanged for excess shares (the "Excess Shares"), authorized by the Trust Agreement, according to the rules set forth therein, to the extent necessary to insure that the purported transfer or other event does not result in the ownership of shares in violation of the Ownership Limit Provisions. Any purported transferee or other purported holder of Excess Shares is required to give written notice to us of a purported transfer or other event that would result in the issuance of Excess Shares.

   Excess Shares are not treasury shares but rather continue as issued and outstanding shares of beneficial interest. While outstanding, Excess Shares will be held in trust. The trustee of such trust shall be us. The beneficiary of such trust shall be designated by the purported holder of shares. Excess Shares are not entitled to any dividends or distributions. If, after the purported transfer or other event resulting in an exchange of shares of beneficial interest for Excess Shares and prior to our discovery of such exchange, dividends or distributions are paid with respect to the shares that were exchanged for Excess Shares, then such dividends or distributions are to be repaid to us upon demand. Excess Shares participate ratably (based on the total number of shares and Excess Shares) in any liquidation, dissolution or winding up of the Company. Except as required by law, holders of Excess Shares are not entitled to vote with respect to such shares on any matter. While Excess Shares are held in trust, any interest in that trust may be transferred by the trustee only to a person whose ownership of shares will not violate the Ownership Limit Provisions, at which time the Excess Shares will be automatically exchanged for the same number of shares of the same type and class as the shares for which the Excess Shares were originally exchanged. The Trust Agreement contains provisions that are designed to insure that the purported transferee or other purported holder of Excess Shares may not receive in return for such a transfer an amount that reflects any appreciation in the shares for which Excess Shares were exchanged during the period that such Excess Shares were outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be paid to us. If the foregoing restrictions are determined to be invalid by any court of competent jurisdiction then the intended transferee or holder of any Excess Shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring such Excess Shares and to hold such Excess Shares on our behalf.

   The Trust Agreement further provides that Excess Shares shall be deemed to have been offered for sale to us at the lesser of the price paid for the shares by the purported transferee or in the case of a gift, devise or other transaction, the market price for such shares at the time of such gift, devise or other transaction or the market price for the shares on the date we or our designee exercises its option to purchase. We may purchase such Excess Shares during a 90-day period, beginning on the date of the violative transfer if the original transferee-shareholder gives notice to us of the transfer or, if no notice is given, the date the Board of Trustees determines that a violative transfer has been made.

   Each shareholder upon demand is required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Trustees deems necessary to comply with the provisions of the Trust Agreement or the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency. Certificates representing shares of any class or series issued after September 29, 1997 will bear a legend referring to the restrictions described above.

Change-in-Control Provisions

   In addition to our shareholder rights plan, the following may deter a potential acquiror from acquiring us:

   Ownership Limit. In order to protect our status as a REIT, we must satisfy certain conditions, including the conditions that: (i) no more than 50% in value of the outstanding shares may be owned, directly or indirectly, by five or fewer individuals; and (ii) the shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To this end, the Trust Agreement, among other things, prohibits: (a) any holder from owning more than 9.9% of our outstanding shares of beneficial interest without the consent of the Board of Trustees after evidence satisfactory to the Trustees and our tax counsel is presented evidencing that such ownership will not jeopardize our tax status as a REIT, and (b) transfers of shares that would cause us to be beneficially owned by fewer than 100 persons.

   Staggered Board. Our Board of Trustees has three classes of trustees. The term of office of one class expires each year. Trustees for each class are elected for three-year terms upon the expiration of the respective class' term. The staggered terms for trustees may affect our shareholders' ability to take control of us, even if a change in control were in the shareholders' interest.

   Multiple Classes and Series of Shares of Beneficial Interest. The Trust Agreement provides that the Trustees may create and issue multiple classes and series of preferred shares of beneficial interest (including classes and series of preferred shares having preferences to the existing shares in any matter, including rights in liquidation or to dividends) and options, rights (including shareholder rights plans), and other securities having conversion or option rights and may authorize the creation and issuance by our subsidiaries and affiliates of securities having conversion and option rights in respect of shares. The Trust Agreement further provides that the terms of such rights or other securities may provide for disparate treatment of certain holders or groups of holders of such rights or other securities. The issuance of such rights or preferred shares could have the effect of delaying or preventing a change of control over us, even if a change in control were in the shareholders' interest. As described above, we are party to a shareholder rights plan, but no preferred shares are currently issued or outstanding.

                         SUMMARY OF THE TRUST AGREEMENT


   The following summary of the Trust Agreement is qualified in its entirety by reference to the Trust Agreement, which is incorporated by reference as an exhibit to the Registration Statement of which this prospectus is a part.

The Trustees

   The Trustees are divided into three classes, with each member of a class elected for a term of three years or until his successor is duly elected and qualified. The Trust Agreement provides that there will be not fewer than five nor more than 15 Trustees. The Trustees are not required to furnish a bond. Trustees may resign at any time, but no resignation is effective until a successor is elected if its effect would be to reduce the number of Trustees below five. The Trustees may fill vacancies that shall have occurred as a result of an increase in the number of Trustees or by reason of the death, resignation or incapacity of any of the Trustees. A Trustee chosen by the other Trustees to fill a vacancy that has occurred as a result of an increase in the number of Trustees will serve until the next annual or special meeting of shareholders and until his successor is elected and qualified. A Trustee chosen by other trustees to fill a vacancy created by reason of the death, resignation or incapacity of a Trustee will hold office for the full remaining term of the former Trustee and until his successor is elected and qualified. At meetings to elect Trustees, the holders of a majority of shares represented will elect Trustees for the term of the class of Trustees being elected. The shareholders may also elect Trustees to fill a vacancy that the other Trustees have not filled. Two-thirds of the serving Trustees have the right at any time to remove any of their number, including a Trustee elected by the shareholders, for any cause deemed by them to be sufficient. Any Trustee may be removed for cause by the holders of a majority of the outstanding shares then outstanding and entitled to vote. A vacancy created by the removal of a Trustee by the other Trustees may be filled only by the shareholders at their next annual meeting or a special meeting called for that purpose unless there are fewer than five Trustees, in which case the remaining Trustees are required to elect a sufficient number of persons so that at least five will be serving. Regular meetings of the shareholders are held annually, and special meetings of the shareholders may be called upon proper notice.

   The concurrence of a majority of the Trustees present at any meeting where there is a quorum, or the written consent of a majority of the Trustees then serving, is necessary for the validity of any action taken. In no event may action be taken without the concurrence, at a meeting or by consent in writing, of at least four Trustees. A majority of the Trustees, provided that the majority consists of at least four Trustees, constitutes a quorum. However, if there are fewer than five Trustees, the remainder must act to fill vacancies to bring the total number of Trustees to at least five.

   The Trustees may hold legal title to our properties on our behalf or designate persons to so hold on our behalf. The Trustees have complete control of the conduct of our business, including investments, sales, leasing, issuance of additional shares, borrowing and distributions to shareholders without the necessity of securing shareholder approval.

Indemnification

   The Trustees are not liable for errors of judgment or any loss to us in the absence of self-dealing, willful misconduct or recklessness. The Trustees are indemnified from all claims or liabilities asserted against them by reason of their positions, if the Trustee acted in good faith and in a manner that the Trustee reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reason to believe that the Trustee's conduct was unlawful.

Transactions with Trustees

   The Trustees may deal with us by rendering services for reasonable compensation, buying property from or selling property to us or otherwise. No Trustee shall have any liability for such transactions approved by a majority of the other Trustees, except for his bad faith or gross negligence, and any such Trustee may be counted in determining the existence of a quorum at any meeting of the Board of Trustees that authorizes any such transaction and may vote at the meeting to authorize any such transaction.

Term

   Our term is perpetual. Our existence does not terminate automatically if we fail to maintain our qualification as a real estate investment trust for tax purposes.

Fundamental Transactions; Amendments

   Any merger to which we are a party (other than a merger of any entity with and into us in which we owned at least 80% of the voting power immediately prior to the merger and other than a merger that does not affect the aggregate ownership interests of our shareholders in the surviving entity) and any sale or transfer of all or substantially all of our assets (other than to an entity directly or indirectly controlled by us) must be approved by the affirmative vote of a majority of the votes cast by the holders of all shares entitled to vote thereon (other than the holders of shares of a class or series of shares entitled to vote thereon exclusively as a separate class or series) and by a majority of the votes cast by the holders of any class or series entitled to vote thereon separately as a class or series.

   Amendments to the Trust Agreement can be made by the consent of two-thirds of the Trustees, but not fewer than four. However: (i) no amendment to increase the liability of shareholders shall be effective without the consent of the holders of two-thirds of each class or series of shares outstanding;
(ii) no amendment may require additional contributions from or assessments against shareholders; and (iii) no amendment (A) increasing our authorized capitalization, or (B) having the reasonably foreseeable effect of impeding or preventing a "Control Transaction" shall be effective unless approved by a majority of the votes cast by all shareholders entitled to vote thereon (other than the holders of any class or series entitled to vote thereon exclusively as a separate class or series) and a majority of the votes cast by the holders of any class or series entitled to vote thereon separately as a class or series. As used in the Trust Agreement, the term "Control Transaction" means the acquisition by any person or group of our shares having at least 20% of the votes that all shareholders are entitled to cast in the election of Trustees.

Applicable Law

   The Trust Agreement provides that it shall be construed in accordance with Pennsylvania law.

                         DESCRIPTION OF SHARE WARRANTS

   We may issue share warrants for the purchase of shares. Share warrants may be issued independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such securities. Each series of share warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between us and a bank or trust company, as warrant agent specified in the applicable prospectus supplement relating to the particular issue of Warrants (the "Warrant Agent"). The Warrant Agent will act solely as our agent in connection with the share warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of share warrants. The following sets forth certain general terms and provisions of the share warrants offered hereby. Further terms of the share warrants and the applicable Warrant Agreements will be set forth in the applicable prospectus supplement to be filed with the SEC and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of share warrants.

   The applicable prospectus supplement will describe the terms of the share warrants to be issued, including, where applicable, the following: (i) the title of such share warrants; (ii) the aggregate number of such share warrants; (iii) the price or prices at which such share warrants will be issued; (iv) the designation, number and terms of the shares purchasable upon exercise of such share warrants; (v) the designation and terms of the other securities offered thereby with which such share warrants are issued and the number of such share warrants issued with each such Security offered thereby;
(vi) the date, if any, on and after which such share warrants and the related shares will be separately transferable; (vii) the price at which each of the shares purchasable upon exercise of such share warrants may be purchased;
(viii) the date on which the right to exercise such share warrants shall commence and the date on which such right shall expire; (ix) the minimum or maximum number of such share warrants which may be exercised at any one time;
(x) information with respect to book entry procedures, if any; (xi) a discussion of certain federal income tax considerations; and (xii) any other terms of such share warrants, including terms, procedures and limitations relating to the exchange and exercise of such share warrants.

                       DESCRIPTION OF SHAREHOLDER RIGHTS

   We may issue shareholder rights to our shareholders for the purchase of shares. Rights may be issued independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such securities. Each series of rights will be issued under a separate rights agreement (each, a "Rights Agreement") to be entered into between us and a bank or trust company, as rights agent specified in the applicable prospectus supplement relating to the particular issue of rights (the "Rights Agent"). The Rights Agent will act solely as our agent in connection with the rights and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of rights. The following sets forth certain general terms and provisions of the rights offered hereby. Further terms of the rights and the applicable Rights Agreements will be set forth in the applicable prospectus supplement to be filed with the SEC and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of rights.

   The applicable prospectus supplement will describe the terms of the rights to be issued, including, where applicable, the following: (i) the date for determining the shareholders entitled to the Rights distribution; (ii) the aggregate number of shares purchasable upon exercise of such rights and the exercise price; (iii) the aggregate number of rights being issued; (iv) the date, if any, on and after which such rights may be separately transferable;
(v) the date on which the right to exercise such rights shall commence and the date on which such rights shall expire; (vi) the minimum or maximum number of such rights which may be exercised at any one time; (vii) a discussion of certain federal income tax considerations; and (viii) any other terms of such rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of such rights. Rights will be exercisable for United States dollars only and will be in registered form only.

                 SUMMARY OF THE OPERATING PARTNERSHIP AGREEMENT

   The following summary of the First Amended and Restated Agreement of Limited Partnership of PREIT Associates, L.P. (the "Operating Partnership Agreement") is qualified in its entirety by reference to the Operating Partnership Agreement, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

General

   We are the sole general partner of the Operating Partnership. We contributed to the Operating Partnership, or to entities wholly owned by the Operating Partnership, the real estate interests owned, directly or indirectly, by us, or the economic benefits thereof, in exchange for a general partnership interest in the Operating Partnership and a number of Class A OP Units that equaled, in the aggregate, the number of our shares of beneficial interest issued and outstanding on September 30, 1997.

Management

   Under the Operating Partnership Agreement, we, as the sole general partner of the Operating Partnership, have the authority, to the exclusion of the limited partners, to make all management decisions on behalf of the Operating Partnership. In addition, we, as general partner, will have the ability to cause the Operating Partnership to create and issue subsequent classes of limited or preferred partner interests with terms different from the limited partner and general partner interests issued in connection with our acquisition of The Rubin Organization, Inc. (the "TRO Transaction"). We have agreed in the Operating Partnership Agreement to conduct substantially all of our business activities through the Operating Partnership unless a majority in interest of the OP Units (exclusive of OP Units owned by us) consent to the conduct of business activities outside the Operating Partnership.

Authorization of OP Units and Voting Rights

   The Operating Partnership Agreement authorizes the issuance of an unlimited number of OP Units in one or more classes. Holders of OP Units are entitled to distributions from the Operating Partnership as and when made by the general partner. Since the general partner will, of necessity, have to make distributions on the Class A OP Units held directly or indirectly by it at the times and in the amounts as will permit it to make distributions to our shareholders necessary to preserve our status as a REIT for federal income tax purposes, it is anticipated that the holders of OP Units will receive such distributions at the approximate time, and in the same amounts, as distributions are declared and paid by us to the shareholders.

   Holders of OP Units generally will have no right to vote on any matter voted on by holders of shares except that prior to the date on which at least half of the OP Units issued on September 30, 1997 (other than to us or an affiliate of us) have been redeemed, the holders of OP Units issued on September 30, 1997 (other than us or an affiliate of us) shall be entitled to vote, as a single class, on any proposal to merge, consolidate, or sell substantially all of our assets if the holders of shares vote thereon and, in such event, holders of OP Units will be entitled to one vote for each share issuable by us upon the redemption of one OP Unit and the necessary vote to effect such action shall be the sum of an absolute majority of the outstanding OP Units and the applicable vote of the holders of the shares, which such vote may be met by any combination of holders of the OP Units and the shares.

   The Operating Partnership Agreement also provides that we may not engage in a fundamental transaction (e.g., a merger) unless, by the terms of such transaction, the OP Units are treated in the same manner as that number of shares for which they are exchangeable by us upon notice of redemption are treated and that holders of OP Units will have the right to vote on certain amendments to the Operating Partnership Agreement.

Redemption Rights

   As of the date of this prospectus, the Operating Partnership had outstanding 15,359,011 Class A OP Units and 227,769 Class B OP Units. Class A and Class B OP Units are redeemable by the Operating Partnership at the election of a limited partner holding such units, at such time, and for such consideration, as set forth in the Operating Partnership Agreement. In general, and subject to certain exceptions and limitations, holders of OP Units (other than us and our subsidiaries) may, beginning one year following the respective issue dates, give one or more notices of redemption with respect to all or any part of the Class A OP Units so received and then held by such party. Class B OP Units are redeemable at the option of the holder at any time after issuance.

   If a notice of redemption is given, we have the right to elect to acquire the Units tendered for redemption for our own account, either in exchange for the issuance of a like number of shares (subject to adjustments for stock splits, recapitalizations, and like events) or a cash payment equal to the average closing price of the shares over the ten consecutive trading days immediately prior to receipt by us, in our capacity as general partner of the Operating Partnership, of the notice of redemption. If we decline to exercise such right, then on the tenth day following tender for redemption, the Operating Partnership will pay a cash amount equal to the number of OP Units so tendered multiplied by such average closing price.

Registration Rights

   At the TRO Closing, we entered into Registration Rights Agreements with those persons receiving or entitled to receive (i) Class A OP Units in respect of shares of TRO and/or their interests in certain properties acquired by the Operating Partnership in the TRO Transaction and (ii) the Class B OP Units issued in the TRO Transaction. In general, the Registration Rights Agreement for the holders of Class A OP Units provides that those parties receiving and entitled to receive Class A OP Units in the TRO Transaction will be entitled to cause us, subject to exclusions and limitations commonly found in agreements of this type, to register shares issuable upon redemption of such OP Units for resale by them in connection with other registration statements filed by us. This Registration Rights Agreement contains provisions dealing with registration procedures, holdbacks, responsibility for expenses, indemnification, and other customary provisions.

   If the former TRO shareholders having piggyback registration rights do not have an opportunity to exercise those rights before a specified period following the last issuance of Class A OP Units pursuant to the TRO Transaction, these former TRO shareholders will have the right to cause us to file a registration statement covering the resale of the shares issuable upon redemption of such OP Units. In such event, we will be obligated to use our commercially reasonable efforts to cause the registration statement to become effective within 60 days after filing and to remain effective for not less than two years (or until the date on which shares may be sold without registration, if earlier).

   We also entered into Registration Rights Agreements with other holders of Class A and Class B OP Units, pursuant to which we have agreed to file and maintain registration statements covering resales from time to time of shares obtained in connection with the redemption of Class A and Class B OP Units. We have agreed to use our reasonable best efforts to include in such registration statement resales of shares issued upon redemption of Class A OP Units issued in connection with the TRO Transaction.

Other Rights

   If the Operating Partnership determines to sell, before the fifth anniversary of the date on which a property is acquired by the Operating Partnership, certain specified properties for which Class A OP Units were issued in the TRO Transaction, and the holders of a majority of the then outstanding Class A OP Units issued to the former affiliates of TRO object to such sale, the sale will not be consummated unless (i) the sale constitutes an exchange under Section 1031 of the Code or (ii) the sale is in connection with the proposed sale of all or substantially all of the assets of the Operating Partnership.

   Pursuant to a separate agreement by and between us and an affiliate of the holder of Class B OP Units, before September 30, 2001, the Operating Partnership may not sell or otherwise dispose of Magnolia Mall in a transaction in which taxable gain is recognized unless (i) the sale constitutes an exchange under Section 1031 of the Code and no gain is recognized on such sale or (ii) the sale is in connection with a program to sell substantially all of the Operating Partnership's (and its affiliates') retail assets to an entity not affiliated with the Operating Partnership and at least 80% of the retail properties owned by the Operating Partnership have been sold or are under binding contracts of sale with unaffiliated third parties and are scheduled to close within six months of the date of the closing of the sale of Magnolia Mall.

                       FEDERAL INCOME TAX CONSIDERATIONS

General

   The following discussion summarizes the federal income tax considerations that may be material to a prospective holder of shares. Drinker Biddle & Reath LLP, our counsel, has provided an opinion letter to us respecting the discussion set forth below under this heading "Federal Income Tax Considerations," and the opinion is included as an Exhibit to the registration statement. The following discussion, which is not exhaustive of all possible tax considerations, does not give a detailed discussion of any state, local or foreign tax considerations; nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws.

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company

   General. The Company is designed to qualify and has elected to qualify as a "real estate investment trust" under Sections 856 through 860 of the Code. The Company believes that it has been organized and has operated in a manner to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in this manner. No assurance, however, can be given that the Company has operated in a manner so as to qualify as a REIT or that it will continue to operate in this manner in the future. Qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of share ownership, the various qualification tests imposed under the Code on REITs, some of which are summarized below. While the Company intends to operate so that it qualifies as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in circumstances of the Company, no assurance can be given that the Company satisfies these tests or will continue to do so. See "Failure to Qualify" below.

   The following is a general summary of the Code provisions that govern the Federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof. If the Company qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income taxes on net income that it currently distributes to shareholders. However, the Company will be subject to Federal income tax on any income that it does not distribute and will be subject to Federal income tax in certain circumstances on certain types of income even though that income is distributed.

   Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares of stock, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) that during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company's Trust Agreement provides certain disclosure requirements for 1% or greater shareholders and certain restrictions regarding the transfers of Company shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above.

   A REIT is permitted to have a wholly owned subsidiary (also referred to as a "qualified REIT subsidiary"). A qualified REIT subsidiary is not treated as a separate entity for Federal income tax purposes. Rather, all of the assets, liabilities and items of income, deductions and credit of a qualified REIT subsidiary are treated as if they were those of the REIT.

   A REIT is also generally permitted to own any percentage of the stock of a corporation (a "taxable REIT subsidiary"), provided that the aggregate value of the REIT's interests in taxable REIT subsidiaries and other securities does not exceed 20% of the value of the REIT's gross assets. A corporation that is wholly or partially owned by a REIT will qualify as a "taxable REIT subsidiary" if both the REIT and the subsidiary so elect.

   A REIT is deemed to own its proportionate share of the assets of a partnership in which it is a partner and is deemed to receive its proportionate share of the income of the partnership. Thus, the Company's proportionate share of the assets, liabilities and items of income of PREIT Associates (the "Operating Partnership") and each of the real estate partnerships or other pass-through entities in which PREIT Associates holds an interest (the "Title Holding Partnerships") will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein, provided that PREIT Associates and the Title Holding Partnerships are treated as partnerships for Federal income tax purposes.

   Income Tests. To maintain its qualification as a REIT, a REIT must satisfy two gross income requirements each year. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each year must be derived directly or indirectly from investments in real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each year must be derived from the same items that qualify under the 75% income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

   Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions (related to the identity of the tenant, the computation of the rent payable, and the nature of the property leased) are met. The Company does not anticipate receiving rents in excess of five (5%) percent of gross income that fail to meet these conditions. In addition, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render more than a de minimus amount of services to tenants, other than through an "independent contractor" from whom the Company derives no revenue or a "taxable REIT subsidiary." The

"independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." Although PREIT-RUBIN renders services with respect to rental properties of PREIT Associates and the Title Holding Partnerships, and PREIT-RUBIN does not constitute an "independent contractor" for this purpose, the Company believes that the services being provided by PREIT-RUBIN with respect to these properties in past years have been usual or customary or should not otherwise be considered "rendered to the occupant." Moreover, for years beginning after December 31, 2000, the Company has elected for PREIT-RUBIN to be treated as a taxable REIT subsidiary. The Company believes that the aggregate amount of any nonqualifying income in any taxable year earned by PREIT Associates and the Title Holding Partnerships has not caused, and will not cause, the Company to exceed the limits on nonqualifying income under the 75% and 95% gross income tests.

   PREIT Associates owns all of the outstanding shares of PREIT-RUBIN. As a taxable REIT subsidiary, PREIT-RUBIN is taxable as a regular corporation. PREIT-RUBIN performs management, development and leasing services for PREIT Associates and other real estate owned in whole or in part by third parties. The third-party income earned by and taxed to PREIT-RUBIN would be nonqualifying income if earned directly by the Company. As a result of the corporate structure, all third-party and other services income will be earned by and taxed to PREIT-RUBIN at applicable Federal and state corporate income tax rates and will be received by the Company only indirectly as dividends, after reduction by these taxes. Such dividends will be qualifying income under the 95% test.

   If the Company fails to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is entitled to relief under certain provisions of the Code. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. Even if these relief provisions were to apply, however, a tax would be imposed with respect to the "excess net income" attributable to the failure to satisfy the 75% and 95% gross income tests.

   Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets: (i) at least 75% of the value of the Company's total assets must be represented by "real estate assets," cash, cash items and government securities; (ii) not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class; and (iii) of the investments included in the 25% asset class, the value of any one issuer's securities (other than an interest in a partnership, shares of a "qualified REIT subsidiary" or another REIT) owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of the vote or value of any one issuer's outstanding securities (other than an interest in a partnership, shares of a qualified REIT subsidiary, a taxable REIT subsidiary or another REIT).

   The Company believes that it has complied, and anticipates that it will continue to comply, with these asset tests. The Company is deemed to hold directly its proportionate share of all real estate and other assets of PREIT Associates and all assets deemed owned by PREIT Associates through its ownership of partnership interests in other partnerships. As a result, the Company believes that more than 75% of its assets are real estate assets. In addition, the Company does not plan to hold any securities representing more than 10% of the vote or value of any one issuer's outstanding securities, other than any qualified REIT subsidiary or taxable REIT subsidiary of the Company, nor securities of any one issuer exceeding 5% of the value of the Company's gross assets. As previously discussed, the Company is deemed to own its proportionate share of the assets of a partnership in which it is a partner so that the partnership interest, itself, is not a security for purposes of this asset test.

   After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take any other action within 30 days after the close of any quarter as may be required to cure any noncompliance. We cannot assure you, however, that this other action will always be successful.

   Annual Distribution Requirements. To qualify as a REIT, the Company generally must distribute to its shareholders at least 90% of its income each year. In addition, the Company will be subject to tax on the undistributed amount at regular corporate rates and also may be subject to a 4% excise tax on undistributed income.

   The Company believes that it has made, and expects to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements. In that event, the Company may arrange for short-term, or possibly long-term, borrowing (by itself or by PREIT Associates) to permit the payments of required dividends.

   Failure to Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to this statutory relief.

   Limitations Applicable to Taxable REIT Subsidiaries. Certain provisions are designed to curtail a REIT's ability to minimize the taxable income of any taxable REIT subsidiary, such as PREIT-RUBIN. A 100% tax will apply to any excessive interest expense or other deductions paid by a taxable REIT subsidiary to the REIT and to any amounts by which the taxable REIT subsidiary undercharges tenants of the REIT. Also, there are limitations on the deductibility of interest by highly leveraged taxable REIT subsidiaries.

   Income Taxation of PREIT Associates, the Title Holding Partnerships and Their Partners. The following discussion summarizes certain Federal income tax considerations applicable to the Company's investment in PREIT Associates and the Title Holding Partnerships:

   Classification of PREIT Associates and Title Holding Partnerships as Partnerships. The Company will be entitled to include in its income its distributive share of the income and to deduct its distributive share of the losses of PREIT Associates (including PREIT Associates' share of the income or losses of the Title Holding Partnerships) only if PREIT Associates and the Title Holding Partnerships (collectively, the "Partnerships") are classified for Federal income tax purposes as partnerships rather than as associations taxable as corporations. The Partnerships have not elected, and do not intend to elect, to be taxable for Federal income tax purposes as corporations. Accordingly, under applicable "check-the-box" regulations, they should be classified as partnerships for Federal income tax purposes.

   Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, the allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder as to substantial economic effect and other requirements.

   If an allocation is not recognized for Federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to the item. PREIT Associates' allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

   Tax Allocations With Respect to Contributed Properties. The properties contributed directly or indirectly to PREIT Associates have generally been appreciated as of the time of contribution, and it is likely that properties contributed in the future will also be appreciated. Under Section 704(c) of the Code, items of income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for Federal income tax purposes in a manner so that the contributor is charged with or benefits from the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution. The partnership agreements of the Partnerships require allocations of income, gain, loss and deduction attributable to the contributed property to be made in a manner that is consistent with Section 704(c) of the Code. If the Partnerships sell contributed property at a gain or loss, the gain or loss will be allocated to the contributing partner(s) generally to the extent of the precontribution unrealized gain or loss.

   Depreciation. The Partnerships' assets other than cash consist largely of appreciated property contributed by its partners. Assets contributed to a partnership in a tax-free transaction carry over their depreciation schedules. Accordingly, PREIT Associates depreciation deductions for its real property are based largely on the historic depreciation schedules for the properties. The properties are being depreciated over a range of 15 to 40 years using various methods of depreciation which were determined at the time that each item of depreciable property was placed in service. Any real property purchased by the Partnerships will be depreciated over at least 39 years. In certain instances where a partnership interest rather than real estate is contributed to the Partnership, the real estate may not carry over its depreciation schedule but rather may, similarly, be subject to the lengthier depreciation period.

   Section 704(c) of the Code requires that depreciation as well as gain and loss be allocated in a manner so as to take into account the variation between the fair market value and tax basis of the property contributed. Depreciation with respect to any property purchased by PREIT Associates subsequent to the admission of its partners, however, will be allocated among the partners in accordance with their respective percentage interests in the Partnerships.

   Sale of Partnership Property. Generally, any gain realized by a partnership on the sale of property held by the partnership for more than one year will be long-term capital gain, except for any portion of the gain that is treated as depreciation or cost recovery recapture. However, under the REIT requirements, the Company's share as a partner of any gain realized by the Partnerships on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of a trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. The prohibited transaction income could also have an adverse effect upon the Company's ability to satisfy the income tests for REIT status. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. A safe harbor to avoid classification as a prohibited transaction exists as to real estate assets held for the production of rental income by a REIT for at least four years where in any taxable year the REIT has made no more than seven sales of property or, in the alternative, the aggregate of the adjusted bases of all properties sold does not exceed 10% of the adjusted bases of all of the REIT's properties during the year and the expenditures includable in a property's net sales price. The Partnerships intend to hold properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating and leasing properties and to make occasional sales of the properties as are consistent with the Company's and PREIT Associates investment objectives. No assurance can be given, however, that no property sale by the Partnerships will constitute a sale of inventory or other property held primarily for sale to customers.

Taxation of Shareholders

   Taxation of Taxable Domestic Shareholders. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income, and corporate shareholders will not be eligible for the dividends received deduction as to the amounts. Distributions that are designated as 20%-rate capital gain dividends will be taxed as long-term capital gains, and distributions that are designated as 25%-rate gain dividends will be taxed as 25%-rate gain, in each case without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current or accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of the shares. To the extent that the distributions exceed the adjusted basis of a shareholder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder.

   In addition, to the extent, if any, that the Company does not distribute all of its net capital gain (including 25%-rate gain) in a year, the Company may elect to designate (in a written notice to shareholders) that the undistributed capital gain shall nonetheless be treated for Federal income tax purposes as if it had been distributed proportionately to the Company's shareholders as of the end of the year and recontributed to the Company's capital. In that case, the shareholders will be taxed on the gain, but will receive a tax credit for the tax paid by the

Company on the gain, and each shareholder's basis in shares of the Company will be increased by the excess of the amount of the gain over the amount of the tax credit.

   In general, a domestic shareholder will realize capital gain or loss on the disposition of shares equal to the difference between (i) the amount of cash and the fair market value of any property received on the disposition and (ii) the shareholder's adjusted basis of the shares. The gain or loss generally will constitute long-term capital gain or loss if the shareholder has held the shares for more than one year. Loss upon a sale or exchange of shares by a shareholder who has held the shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by the shareholder as long-term capital gain (including both 20%- and 25%-rate gain).

   Under certain circumstances, domestic shareholders may be subject to backup withholding at the rate of 31% with respect to dividends paid.

   Taxation of Tax-Exempt Shareholders. The Company does not expect that distributions by the Company to a shareholder that is a tax-exempt entity will constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

   Taxation of Non-U.S. Shareholders. The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex, and no attempt will be made herein to provide more than a limited summary of these rules. Prospective Non-U.S. Shareholders should consult with their own tax advisor to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements. In particular, Non-U.S. Shareholders who are engaged in a trade or business in the United States, and Non-U.S. Shareholders who are individuals and who were present in the United States for 183 days or more during the tax year and have a "tax home" in the United States, may be subject to tax rules different from those described below.

   Distributions that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. These distributions, ordinarily, will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of the shares. To the extent that these distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of shares as described below (in which case they also may be subject to a 30% branch profits tax if the shareholder is a foreign corporation). If it cannot be determined at the time a distribution is made whether or not the distribution will be in excess of current or accumulated earnings and profits, the entire distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Shareholder may seek a refund of the amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of current or accumulated earnings and profits of the Company.

   For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. The Company is required by applicable Treasury Regulations to withhold 35% of any distribution that is or could be designated by the Company as a capital gain dividend. The amount withheld is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

   Although the law is not entirely clear on the matter, it appears that amounts of undistributed capital gain that are designated by the Company as deemed distributions (as discussed under "Taxation of Taxable Domestic Shareholders" above) would be treated with respect to Non-U.S. Shareholders in the manner outlined in the preceding paragraph for actual distributions by the Company of capital gain dividends. Under that approach, the Non-U.S. Shareholders would be able to offset as a credit against their United States Federal income tax liability resulting therefrom their proportionate share of the tax paid by the Company on the undistributed capital gains (and to receive from the IRS a refund to the extent their proportionate share of the tax paid by the Company were to exceed their actual United States Federal income tax liability).

   Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company believes that it is a "domestically controlled REIT," and, therefore, that the sale of shares will not be subject to taxation under FIRPTA. If the gain on the sale of shares were to be subject to tax under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. shareholders with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the shares would be required to withhold and remit to the IRS 10% of the purchase price.

Other Tax Considerations

   State and Local Taxes. The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisor regarding the effect of state and local tax laws on an investment in the shares of the Company.

                              PLAN OF DISTRIBUTION

   We may sell securities to or through underwriters for public offer and sale by them, and also may sell securities offered hereby to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

   Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell securities upon terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any underwriting compensation we pay to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

   If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in such prospectus supplement pursuant to Delayed Delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such prospectus supplement. Each of the Contracts will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (i) the purchase by an institution of the securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of the securities less the principal amount thereof covered by Contracts.

   Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our Subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

   The legality of the debt securities, the preferred shares, the shares, the share warrants and the rights offered hereby will be passed upon for us by Drinker Biddle & Reath LLP. Drinker Biddle & Reath LLP will also pass on certain aspects of limited liability of our shareholders and certain federal income tax matters respecting us. Sylvan M. Cohen, Chairman of our Board of Trustees and one of our principal shareholders, is of counsel to Drinker Biddle & Reath LLP.

                                    EXPERTS

   The financial statements and financial statement schedules incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934, which require us to file reports, proxy statements and other information with the SEC. You may read and copy our SEC filings at the SEC's Public Reference Facilities, which are in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the SEC's following regional offices: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of the material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, by calling 1-800-SEC-0330. The SEC also maintains an Internet web site at http:// www.sec.gov that contains our SEC filings. In addition, our shares are listed on the New York Stock Exchange and our SEC filings can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   We filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the securities we are offering by this prospectus. This prospectus does not contain all of the information set forth in the registration statement because we have omitted some of the information as permitted by the SEC's rules and regulations. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. In each instance, each statement is qualified, in all respects, by reference to the copy of the applicable contract or document filed as an exhibit to the registration statement. For further information about us and our securities, we refer you to the registration statement and the exhibits and schedules that may be obtained from the SEC at its principal office in Washington, D.C. after payment of the SEC's prescribed fees.

   The SEC allows us to "incorporate by reference" the information in documents we file with them. This means that we can disclose important information by referring you to these documents. The information we incorporate by reference is an important part of this prospectus, and information in documents we file after the date of this prospectus automatically will update and supersede information in this prospectus.

   We filed the documents listed below under the Exchange Act with the SEC, and we incorporate each of the documents, and all documents filed after the date of this prospectus under Section 13(a), 13(c), 14 or 15(d) of the Exchange
Act, into this prospectus by reference:

   1. Our Annual Report on Form 10-K for the calendar year ended December 31, 2000.

   2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

   3. Our Current Reports on Form 8-K, filed on January 4, 2001 and on July 3, 2001.

   4. The description of our shares contained in the registration statement on Form 8-A filed on October 24, 1997 (amended November 13, 1997 and again on December 17, 1997) and the description of the rights to purchase our shares contained in the registration statement on Form 8-A filed on May 3, 1999.

   5. Our definitive proxy statement for the Annual Meeting of Shareholders on May 10, 2001, filed on April 5, 2001.

   We will provide without charge to each person to whom a copy of this prospectus is delivered, after their written or oral request, a copy of any or all of the documents we have incorporated in this prospectus by reference. Written requests for copies should be addressed to:

                   Pennsylvania Real Estate Investment Trust
                          Attention: Jeffrey A. Linn,
                 Senior Vice President-Acquisitions & Secretary
                                  The Bellevue
                              200 S. Broad Street
                        Philadelphia, Pennsylvania 19102
                           Telephone: (215) 875-0700

                            ------------------------

   No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this prospectus or any accompanying prospectus supplement, and if given or made, such information or representations must not be relied upon as having been authorized by us or any of the underwriters. Neither this prospectus nor any accompanying prospectus supplement constitutes an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus and any accompanying prospectus supplement nor any offer or sale made hereunder or thereunder shall, under any circumstances, create any implication that the information contained herein or therein is correct as of any time subsequent to the date hereof or thereof.

                            ------------------------

   Until August 4, 2001 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this Offering, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                2,000,000 Shares



                                [GRAPHIC OMITTED]










                   PENNSYLVANIA REAL ESTATE INVESTMENT TRUST


                         Shares of Beneficial Interest








                       _________________________________


                             PROSPECTUS SUPPLEMENT


                                 July 10, 2001

                       _________________________________













                                LEHMAN BROTHERS